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Filed pursuant to General Instruction II.K. of
Form F-9 File No. 333-163641

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these notes and are not soliciting an offer to buy these notes in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 20, 2010

PRELIMINARY PROSPECTUS SUPPLEMENT (To Prospectus dated December 17, 2009)

TransCanada PipeLines Limited

U.S.$

         % Senior Notes Due 2020

Interest payable                  and

Issue price:           %

          The notes will mature on                                  , 2020. Interest will accrue on the notes from September            , 2010. We may redeem some or all of the notes at any time at the redemption price described under "Description of the Notes—Optional Redemption" in this prospectus supplement.

          Investing in the notes involves risk. See "Risk Factors" on page S-7 of this prospectus supplement and page 20 of the accompanying prospectus.

          Under applicable Canadian securities legislation, we may be considered to be a connected issuer of Citigroup Global Markets Inc. and J.P. Morgan Securities LLC, each of which is a subsidiary or affiliate of one of our lenders to which we are currently indebted. See "Underwriting" in this prospectus supplement.

          We are permitted, as a Canadian issuer under a multijurisdictional disclosure system adopted by the United States ("U.S."), to prepare this prospectus supplement and the accompanying prospectus in accordance with Canadian disclosure requirements. You should be aware that such requirements are different from those of the U.S. The financial statements included or incorporated by reference herein have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and are subject to Canadian auditing and auditor independence standards, and as a result may not be comparable to financial statements of U.S. companies. Information regarding the impact upon the Corporation's financial statements of significant differences between Canadian GAAP and U.S. generally accepted accounting principles ("U.S. GAAP") is contained in the Corporation's audited related supplemental note entitled "Reconciliation to United States GAAP" as at December 31, 2009 and 2008 and for each of the years in the three year period ended December 31, 2009 and the unaudited related supplemental note entitled "Reconciliation to United States GAAP" as at June 30, 2010 and for the three and six month periods ended June 30, 2010 and 2009.

          Owning the notes may have tax consequences for you both in the U.S. and Canada. This prospectus supplement and the accompanying prospectus may not describe these tax consequences fully. You should read the tax discussion under "Certain Income Tax Considerations" in this prospectus supplement.

          Your ability to enforce civil liabilities under the U.S. federal securities laws may be affected adversely because we are incorporated or organized under the laws of Canada, some or all of our officers and directors may be residents of Canada, some or all of the experts named in this prospectus supplement or the accompanying prospectus may be residents of Canada and a substantial portion of our assets and all or a substantial portion of the assets of those officers, directors and experts may be located outside of the U.S.

          Neither the Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Price To Public		Underwriting Commission		Proceeds
Per Note		%		%		%
Total	U.S.$		U.S.$		U.S.$

          The public offering prices set forth above do not include accrued interest, if any.

          There is no market through which these notes may be sold and purchasers may not be able to resell notes purchased under the prospectus supplement and the accompanying prospectus. This may affect the pricing of the notes in the secondary market, the transparency and availability of trading prices, the liquidity of the notes, and the extent of issuer regulation. See "Risk Factors" in this prospectus supplement.

          The underwriters, as principals, conditionally offer these notes, subject to prior sale, if, as and when issued by us and accepted by the underwriters in accordance with the conditions contained in the underwriting agreement referred to under "Underwriting" in this prospectus supplement.

          We expect to deliver the notes to investors through the book-entry delivery system of The Depository Trust Company and its direct and indirect participants, including Euroclear Bank N.V./S.A. and Clearstream Banking, société anonyme, Luxembourg, on or about September            , 2010.

Joint Book-Running Managers

Citi	J.P. Morgan

The date of this prospectus supplement is September            , 2010.

TABLE OF CONTENTS
Prospectus Supplement

Prospectus

Documents Incorporated by Reference	1
About This Prospectus	3
Where You Can Find More Information	3
Special Note Regarding Forward-Looking Information	4
The Corporation	5
Consolidated Capitalization	5
Use of Proceeds	5
Earnings Coverage	5
Description of Debt Securities	5
Enforceability of Civil Liabilities	18
Certain Income Tax Considerations	18
Plan of Distribution	18
Risk Factors	20
Legal Matters	20
Experts	20
Interests of Experts	20
Documents Filed as Part of the Registration Statement	20

 IMPORTANT NOTICE ABOUT INFORMATION IN THIS
PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS

        This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the notes we are offering. The second part, the base shelf prospectus, gives more general information, some of which may not apply to the notes we are offering. The accompanying base shelf prospectus, dated December 17, 2009, is referred to as the "prospectus" in this prospectus supplement. References in this prospectus supplement to "we", "us", "our", or the "Corporation" refer to TransCanada PipeLines Limited and not to any of its parent or subsidiary companies.

        If the description of the notes varies between this prospectus supplement and the prospectus, you should rely on the information in this prospectus supplement.

 EXCHANGE RATE DATA

        We publish our consolidated financial statements in Canadian dollars. In this prospectus supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars and references to "Cdn.$" or "$" are to Canadian dollars and references to "U.S.$" are to U.S. dollars.

        The following table sets forth certain exchange rates based on the noon rate as reported by the Bank of Canada. Such rates are set forth as U.S. dollars per Cdn.$1.00 and are the inverse of noon rates quoted by the Bank of Canada for Canadian dollars per U.S.$1.00. On September 17, 2010, the inverse of the noon rate reported by the Bank of Canada was U.S.$0.9680 per Cdn.$1.00.

	Six Months Ended June 30,		Year Ended December 31,
	2010	2009	2009	2008
High	1.0039	0.9236	0.9716	1.0289
Low	0.9278	0.7692	0.7692	0.7711
Average(1)	0.9673	0.8290	0.8833	0.9397
Period end	0.9429	0.8602	0.9555	0.8166

(1)
The average of the daily exchange rates on the last day of each month during the applicable period.

 SPECIAL NOTE
REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus supplement and the prospectus and the documents incorporated by reference herein and therein include "forward-looking information" and "forward-looking statements" within the meaning of securities laws, including the "safe harbor" provisions of the Securities Act (Alberta), the United States Private Securities Litigation Reform Act of 1995, Section 21E of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Section 27A of the United States Securities Act of 1933, as amended (the "Securities Act"). The words "anticipate", "expect", "believe", "may", "should", "estimate", "project", "outlook", "forecast" or other similar words are used to identify such forward-looking information. All forward-looking information and forward-looking statements are based on our beliefs and assumptions based on information available at the time the statements were made. Actual results or events may differ from those predicted in these forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, our ability to successfully implement our strategic initiatives and whether such strategic initiatives will yield the expected benefits, the operating performance of our pipelines and energy assets, the availability and price of energy commodities, regulatory processes and decisions, changes in environmental and other laws and regulations, competitive factors in the pipelines and energy industry sectors, construction and completion of capital projects, labour, equipment and material costs, access to capital markets, interest and currency exchange rates, technological developments and economic conditions in North America.

        By its nature, forward-looking information is subject to various risks and uncertainties, including those discussed and incorporated by reference herein and in the prospectus and as described under "Risk Factors" in the Annual Information Form (as defined herein), which could cause our actual results and experience to differ materially from the anticipated results or expectations expressed. The material assumptions in making these forward-looking statements are disclosed in the 2009 MD&A (as defined herein), as may be modified or superseded by documents incorporated or deemed to be incorporated by reference herein, under the headings "TCPL's Strategy", "Pipelines—Opportunities and Developments", "Pipelines—Business Risks", "Energy—Opportunities and Developments", "Energy—Business Risks" and "Risk Management and Financial Instruments" and comparable sections in the Interim MD&A (as defined herein). In addition, we base forward-looking information and forward-looking statements on assumptions about future events, which may not prove to be accurate. In light of these risks, uncertainties and assumptions, prospective investors should not place undue reliance on forward-looking information and forward-looking statements and should be aware that the events described in the forward-looking statements set out in this prospectus supplement and the documents incorporated by reference in this prospectus supplement and the prospectus may not occur.

        Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this document or otherwise, and to not use future-oriented information or financial outlooks for anything other than their intended purpose. We undertake no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC, under the Securities Act, a registration statement on Form F-9 relating to the notes. This prospectus supplement and the prospectus, which constitute a part of the registration statement, do not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this prospectus supplement and the prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, prospective investors should refer to the exhibits for a complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

        We file annual and quarterly financial information, material change reports, business acquisition reports and other material with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada and with the SEC. Under the multijurisdictional disclosure system adopted by the U.S., documents and other information that we file with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the U.S. Prospective investors may read and download any public document that we have filed with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com. Prospective investors may read and copy any document we have filed with the SEC at the SEC's public reference room in Washington D.C., and may also obtain copies of those documents from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee. Additionally, prospective investors may read and download some of the documents we have filed with the SEC at www.sec.gov.

DOCUMENTS INCORPORATED BY REFERENCE

        This prospectus supplement is deemed, as of the date hereof, to be incorporated by reference into the prospectus only for the purposes of the offering of the notes offered hereunder. Other documents are also incorporated or deemed to be incorporated by reference into the prospectus and reference should be made to the prospectus for full details.

        The following documents, which were filed by us with the securities commission or similar authority in each of the provinces and territories of Canada and with the SEC, are specifically incorporated by reference into and form an integral part of this prospectus supplement and the prospectus:

  (a)
  Audited comparative consolidated financial statements as at December 31, 2009 and 2008 and for each of the years in the three year period ended December 31, 2009, the notes thereto, and the auditors' report thereon;

  (b)
  Management's discussion and analysis of financial condition and results of operations as at and for the year ended December 31, 2009, excluding the section entitled "Issuer Ratings" under the subheading "Liquidity and Capital Resources—Cash Flow and Capital Resources" (the "2009 MD&A");

  (c)
  Audited related supplemental note entitled "Reconciliation to United States GAAP" as at December 31, 2009 and 2008 and for each of the years in the three year period ended December 31, 2009, the notes thereto, and the auditors' report thereon;

  (d)
  Annual Information Form for the year ended December 31, 2009 dated February 22, 2010, excluding the section entitled "Credit Ratings" (the "Annual Information Form");

  (e)
  Comments by Auditors for United States Readers on Canada-United States Reporting Differences, dated February 22, 2010;

  (f)
  Management's Report on Internal Control over Financial Reporting, dated February 22, 2010 and the auditors' report thereon;

  (g)
  Unaudited interim comparative consolidated financial statements as at June 30, 2010 and for the three and six month periods ended June 30, 2010 and 2009 and the notes thereto;

  (h)
  Management's discussion and analysis of financial condition and results of operations as at and for the three and six month periods ended June 30, 2010 (the "Interim MD&A", and together with the 2009 MD&A, the "MD&A");

  (i)
  Unaudited related supplemental note entitled "Reconciliation to United States GAAP" as at June 30, 2010 and for the three and six month periods ended June 30, 2010 and 2009;

  (j)
  Material change report dated April 21, 2010 relating to the retirement of Harold N. Kvisle as our president and chief executive officer and succession of Russell K. Girling as president and chief executive officer effective June 30, 2010; and

  (k)
  Material change report dated June 23, 2010 relating to changes to our executive leadership team effective July 1, 2010.

        Any documents of the type referred to above, including all annual information forms, all information circulars, all annual and interim financial statements (including all updated earnings coverage ratio information) and management's discussion and analysis relating thereto, all material change reports (excluding confidential material change reports), press releases containing financial information for financial periods more recent than the most recent annual or interim financial statements, any business acquisition reports, as well as all prospectus supplements disclosing additional or updated information subsequently filed by us with the Alberta Securities Commission after the date of this prospectus supplement and prior to the termination of any offering hereunder shall be deemed to be incorporated by reference into the prospectus and the prospectus supplement (except that any section entitled "Credit Ratings", "Issuer Ratings" or another similar caption shall not be deemed to be incorporated by reference into the prospectus and this prospectus supplement). These documents are available through the internet on SEDAR, which can be accessed at www.sedar.com. In addition, any similar documents filed by us with the SEC in our periodic reports on Form 6-K or annual report on Form 40-F, and any other documents filed with or furnished to the SEC pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act, in each case after the date of this prospectus supplement, shall be deemed to be incorporated by reference into this prospectus supplement and the registration statement of which this prospectus supplement forms a part, if and to the extent expressly provided in such reports, except that any section of any annual information form or management's discussion and analysis filed as a part of, or as an exhibit to, an annual report on Form 40-F and entitled "Credit Ratings", "Issuer Ratings" or another similar caption shall not be deemed to be incorporated by reference into the prospectus, this prospectus supplement and the registration statement of which they form a part. Our periodic reports on Form 6-K and our annual reports on Form 40-F are available on the SEC's web site at www.sec.gov.

        Any statement contained in the prospectus, this prospectus supplement or in a document incorporated or deemed to be incorporated by reference in the prospectus or this prospectus supplement shall be deemed to be modified or superseded, for the purposes of the prospectus and this prospectus supplement, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of the prospectus or this prospectus supplement, except as so modified or superseded.

 RISK FACTORS

        Before making an investment decision, investors should carefully consider the risks and uncertainties described below and under the heading "Risk Factors" in the accompanying prospectus and in our Annual Information Form for the year ended December 31, 2009, dated February 22, 2010 and incorporated by reference herein. These risks and uncertainties are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any such risks actually occur, our business, financial condition and operating results could be materially harmed.

Risks related to the notes

    There is no market through which the notes may be sold.

        There is no market through which the notes may be sold and purchasers may not be able to resell notes purchased under this prospectus supplement and the prospectus. This may adversely affect the pricing of the notes in the secondary market, the transparency and availability of trading prices, the liquidity of the notes, and the extent of issuer regulation.

    Any lowering of the credit ratings on the notes would likely reduce their value.

        Our credit ratings could be lowered in the future. Any lowering of the credit ratings on our notes would likely reduce the value in the secondary market of the notes offered by this prospectus supplement.

 TRANSCANADA PIPELINES LIMITED

        We operate primarily in two business segments: Pipelines and Energy. The Pipelines segment is principally comprised of our pipelines in Canada, the U.S. and Mexico and our regulated natural gas storage business in the U.S. The Energy segment includes our power operations in Canada and the U.S. and non-regulated natural gas storage business in Canada.

        Our significant subsidiaries as of December 31, 2009 are listed under the heading "TransCanada PipeLines Limited—Corporate Structure" in the Annual Information Form. The Corporation's registered office and head office are located at 450 - 1st Street S.W., Calgary, Alberta, Canada, T2P 5H1.

Recent Developments

        In September 2010, we launched binding open seasons to obtain firm commitments from interested parties for each of the Cushing Marketlink Project, which would provide crude oil transportation service from Cushing, Oklahoma to Nederland, Texas, and the Bakken Marketlink Project, which would provide crude oil transportation service from Baker, Montana to Cushing, Oklahoma and to Nederland, Texas. The proposed Cushing Marketlink Project would involve construction of approximately U.S.$70 million of facilities at Cushing, Oklahoma and the proposed Bakken Marketlink Project would involve construction of approximately U.S.$140 million of required facilities. Both projects would utilize pipeline facilities that form part of our proposed Keystone Gulf Coast expansion project. Pending completion of successful open seasons for the respective projects, we expect to proceed with necessary regulatory applications for approvals to construct and operate the required facilities and to provide transportation service.

        In addition, we intend to pursue regulatory approvals for approximately $470 million in capacity capital projects for our Alberta pipeline system in 2011 and 2012 in order to meet incremental gas supply requirements of our customers. If approved, these capital projects will be constructed in northeastern British Columbia and northwestern Alberta as part of the existing Alberta pipeline system.

Consolidated Capitalization

        Other than the effect of changes in foreign currency exchange rates on U.S. dollar denominated loans, the only other material change in our share and loan capital on a consolidated basis since June 30, 2010 is the issuance of approximately $170 million of our common shares to TransCanada Corporation, our parent holding company.

 SELECTED CONSOLIDATED FINANCIAL DATA

        The following table sets forth selected consolidated financial data as at the dates or for the periods indicated. Our consolidated financial statements have been prepared in accordance with Canadian GAAP. The financial data should be read in conjunction with our consolidated financial statements and the related notes and MD&A included in the documents described under "Documents Incorporated by Reference" in this prospectus supplement. Historical results are not necessarily indicative of the results that may be expected for any future period.

	Six Months Ended June 30,		Year Ended December 31,
	2010	2009	2009	2008
	(unaudited)		(audited)
	(millions of dollars)
Consolidated Statement of Earnings Data:
Revenues	$3,878	$4,146	$8,966	$8,619

Operating and other expenses/(income)
Plant operating costs and other	1,511	1,607	3,367	3,014
Commodity purchases resold	472	411	1,511	1,501
Other income	—	—	(49)	(38)
Calpine bankruptcy settlements	—	—	—	(279)
Writedown of Broadwater LNG project costs	—	—	—	41
Depreciation and amortization	684	691	1,377	1,247

	2,667	2,709	6,206	5,486

Financial charges(1)	417	539	931	992

Income before income taxes and non-controlling interests	794	898	1,829	2,141
Income taxes	159	209	376	591
Non-controlling interests	42	37	74	108

Net income	593	652	1,379	1,442
Preferred share dividends	11	11	22	22

Net income applicable to common shares	$582	$641	$1,357	$1,420

(1)
Includes interest expense, interest expense of joint ventures and interest income.

	Six Months Ended June 30,		Year Ended December 31,
	2010	2009	2009	2008
	(unaudited)		(audited)
	(millions of dollars)
Consolidated Cash Flow Data:
Funds generated from operations(1)	$1,634	$1,446	$3,044	$2,992
(Increase)/decrease in operating working capital	(200)	331	(88)	128

Net cash provided by operations	$1,434	$1,777	$2,956	$3,120

Capital expenditures and acquisitions(2)	$(2,268)	$(2,635)	$(6,319)	$(6,363)
Dividends on common and preferred shares	(546)	(468)	(998)	(817)

(1)
We use the measure "funds generated from operations". This measure does not have any standardized meaning in Canadian GAAP and is therefore not considered to be a Canadian GAAP measure. This measure may not be comparable to similar measures presented by other entities.

  This measure has been used to provide potential investors with additional information on our liquidity and our ability to generate funds to finance our operations.
  Funds generated from operations are comprised of net cash provided by operations before changes in operating working capital. A reconciliation of funds generated from operations to net cash provided by operations is presented in the MD&A incorporated herein by reference.

(2)
Does not include proceeds from disposition of assets.

	As at June 30,	As at December 31,
	2010	2009	2008
	(unaudited)	(audited)
	(millions of dollars)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$1,126	$979	$1,300
Total assets
Pipelines	31,005	29,508	25,020
Energy	12,798	12,477	12,006
Corporate	2,759	2,685	3,709

Total assets	$46,562	$44,670	$40,735

Notes payable	$1,697	$1,687	$1,702
Current portion of long-term debt	587	478	786
Current portion of long-term debt of joint ventures	116	212	207
Long-term debt	17,258	16,186	15,368
Long-term debt of joint ventures	795	753	869
Junior subordinated notes	1,050	1,036	1,213
Preferred shares	389	389	389
Common shareholder's equity	14,856	14,483	12,574

 USE OF PROCEEDS

        We estimate that the net proceeds of the offering of the notes, after deducting estimated expenses of the offering and the underwriting commissions, will be approximately U.S.$                    . We intend to use the net proceeds of this offering to partially fund capital projects of the Corporation, for general corporate purposes and to reduce short term indebtedness of the Corporation and its affiliates, which short term indebtedness was used to fund the Corporation's capital program and for general corporate purposes. The Corporation may invest funds that it does not immediately require in short-term marketable debt securities.

EARNINGS COVERAGE

        The following financial ratios have been calculated on a consolidated basis for the respective 12 month periods ended December 31, 2009 and June 30, 2010 and are based on audited financial information in the case of the 12 month period ended December 31, 2009 and unaudited financial information in the case of the 12 month period ended June 30, 2010. The following ratios give pro forma effect to the issuance of the notes pursuant to this prospectus supplement and to the effect of changes in foreign currency exchange rates on U.S. dollar denominated loans. Adjustments for other normal course issuances and repayments of long-term debt subsequent to June 30, 2010 would not materially affect the ratios and, as a result, have not been made. The financial ratios have been calculated based on financial information prepared in accordance with Canadian GAAP.

	June 30, 2010	December 31, 2009
Earnings coverage on long-term debt	times	times
Earnings coverage on long-term debt and First Preferred Shares	times	times

 DESCRIPTION OF THE NOTES

        The notes will be issued under a second amended and restated debt indenture, dated as of September 15, 2010, as supplemented or amended from time to time (the "Indenture"), between us and The Bank of New York Mellon, as Trustee which amends and restates the amended and restated debt indenture dated November 30, 2000 between us and the Trustee. The following summary of certain provisions of the Indenture and the notes does not purport to be complete and is qualified in its entirety by reference to the actual provisions of the Indenture.

        The following description of the terms of the notes offered hereby supplements, and to the extent inconsistent therewith supersedes, the description of the general terms and provisions of debt securities set forth under the heading "Description of Debt Securities" in the accompanying prospectus, and should be read in conjunction with that description.

General

        The trustee under the Indenture shall be referred to herein as the "Trustee", which term shall include, unless the context otherwise requires, its successors and assigns. Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture. The term "debt securities", as used in this prospectus supplement, refers to all debt securities issued and issuable from time to time under the Indenture and includes the notes.

        The notes will be issued under the Indenture in an aggregate principal amount of U.S.$                    . The notes will mature on                            , 2020 and will bear interest at a rate of     % per year. Interest on the notes will be payable semi-annually on                    and                    of each year, commencing                            , 2011 to the persons in whose names the notes are registered at the close of business on the preceding                            or,                             respectively. The principal and interest on the notes will be paid in lawful money of the U.S. in the manner and on terms set out in the Indenture.

        We may from time to time without notice to, or the consent of, the holders of the notes, create and issue additional notes under the Indenture, equal in rank to the notes in all respects so that the new notes may be consolidated and form a single series with the notes and have the same terms as to status, redemption and otherwise as the notes issued under this prospectus supplement.

        The notes will be our direct unsecured obligations issued under the Indenture and will rank equally with all of our other unsecured and unsubordinated indebtedness other than preferred claims imposed by statute. In addition, our business operations are conducted in part through our subsidiaries and through joint ventures. As a result, the notes will be effectively subordinated to all existing and future liabilities of our subsidiaries and joint ventures. As at August 31, 2010, the long-term debt (excluding guarantees and intercompany obligations between us and our subsidiaries) of our wholly owned subsidiaries totaled approximately $3.1 billion. At August 31, 2010, as determined under Canadian GAAP, our total consolidated long-term debt, junior subordinated notes and long-term debt due within one year was, in aggregate principal amount, approximately $19.0 billion (excluding our proportionate share of long-term debt of joint ventures). There are no terms of the Indenture that limit our or our subsidiaries' or joint ventures' ability to incur additional indebtedness, including in the case of us and our subsidiaries and joint ventures, indebtedness that ranks, either effectively or by contract, senior to the notes. See "Description of Debt Securities—Unsubordinated Debt" and "Description of Debt Securities—Certain Covenants of the Corporation" in the accompanying prospectus.

        The notes will be denominated in U.S. dollars and payments of principal (and premium, if any) and interest on the notes will be paid in U.S. dollars.

        The notes offered by this prospectus supplement will not be entitled to any benefits of a sinking fund.

Optional Redemption

        The notes will be redeemable, in whole or in part, at our option at any time or from time to time at a redemption price equal to the greater of:

  •
  100% of the principal amount of the notes to be redeemed, and

  •
  as determined by the Quotation Agent (as defined below), the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (not including any portion of the payments of interest accrued as of the date of redemption), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (as defined below) plus     basis points,

plus, in either case, accrued interest thereon to the date of redemption.

        Notice of any redemption will be delivered by first-class mail at least 30 days, but not more than 60 days, before the redemption date to each holder of the notes to be redeemed.

        Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions of the notes called for redemption.

        "Adjusted Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolated (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for the redemption date.

        "Business Day" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in The City of New York.

        "Comparable Treasury Issue" means the U.S. Treasury security or securities selected by the Quotation Agent as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

        "Comparable Treasury Price" means, with respect to any redemption date, (i) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (ii) if fewer than four such Reference Treasury Dealer Quotations are obtained, the average of all such quotations.

        "Quotation Agent" means one of the Reference Treasury Dealers, which is appointed by us.

        "Reference Treasury Dealer" means Citigroup Global Markets Inc. and J.P. Morgan Securities LLC plus three others or their affiliates which are primary U.S. Government securities dealers and their respective successors, provided, however, that if any of the foregoing or their affiliates shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), we shall substitute another Primary Treasury Dealer.

        "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Quotation Agent, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Quotation Agent by such Reference Treasury Dealer at 3:30 p.m. (New York time) on the third Business Day preceding such redemption date.

Payment of Principal and Interest

        Payments of principal of, and premium, if any, and interest on, the notes will be made by us through the Trustee to the Depositary (as defined below). See "Description of the Notes—Book-Entry System".

        Interest payments for the notes will include accrued interest from and including the date of issue or from and including the last date in respect of which interest has been paid, as the case may be, to, but excluding, the interest payment date or the date of maturity, as the case may be. If any interest payment date or the maturity date of the notes falls on a day that is not a Business Day, the related payment of principal, premium, if any, or interest will be postponed to the next succeeding Business Day, and no interest on such payment will accrue for the period from and after such interest payment date or the maturity date, as the case may be.

Book-Entry System

        Upon issuance, the notes will be represented by one or more fully registered global securities (the "Global Securities") registered in the name of Cede & Co. (the nominee of The Depository Trust Company (the "Depositary")), or such other name as may be requested by an authorized representative of the Depositary. The authorized denominations of each note will be U.S.$1,000 and integral multiples thereof. The provisions set forth under "Description of Debt Securities—Global Securities" in the accompanying prospectus will be applicable to the notes. Accordingly, notes may be transferred or exchanged only through the Depositary and its participants. Except as described under "Description of Debt Securities—Global Securities" in the accompanying prospectus, owners of beneficial interests in the Global Securities will not be entitled to receive notes in definitive form.

        Beneficial interests in the notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in the Depositary. Investors may elect to hold interests in the notes in global form through either the Depositary in the U.S. or Clearstream Banking, société anonyme ("Clearstream, Luxembourg"), or Euroclear Bank S.A./N.V. ("Euroclear"), if they are participants in those systems, or indirectly through organizations which are participants in those systems. Clearstream, Luxembourg and Euroclear will hold interests on behalf of their participants through customers' securities accounts in Clearstream, Luxembourg's and Euroclear's names on the books of their respective depositaries, which in turn will hold such interests in customers' securities accounts in the depositaries' names on the books of the Depositary.

        Each person owning a beneficial interest in a Global Security must rely on the procedures of the Depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest in order to exercise any rights of a holder under the Indenture. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security representing the notes.

        The following is based on information furnished by the Depositary:

        The Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary holds securities that its participants ("Participants") deposit with the Depositary. The Depositary also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. These direct Participants ("Direct Participants") include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. The Depositary is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation ("DTCC"). DTCC is the holding company for the Depositary, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the Depositary's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to the Depositary and its Participants are on file with the SEC.

        Purchases of the notes under the Depositary's system must be made by or through Direct Participants, which will receive a credit for such notes on the Depositary's records. The ownership interest of each actual purchaser of each note represented by a Global Security ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from the Depositary of their purchase. Beneficial Owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which such Beneficial Owner entered into the transaction. Transfers of ownership interests in a Global Security representing notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners of a Global Security representing the notes will not receive notes in definitive form representing their ownership interests therein, except in the event that use of the book-entry system for such notes is discontinued.

        To facilitate subsequent transfers, the Global Securities representing the notes which are deposited with the Depositary are registered in the name of the Depositary's nominee, Cede & Co., or such other name as may be requested by an authorized representative of the Depositary. The deposit of Global Securities with the Depositary and their registration in the name of Cede & Co. or such other nominee effect no change in beneficial ownership. The Depositary has no knowledge of the actual Beneficial Owners of the Global Securities representing the notes; the Depositary's records reflect only the identity of the Direct Participants to whose accounts such notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

        Conveyance of notices and other communications by the Depositary to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

        Neither the Depositary nor Cede & Co. (nor such other nominee of the Depositary) will consent or vote with respect to the Global Securities representing the notes. Under its usual procedures, the Depositary mails an "omnibus proxy" to us as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the notes are credited on the applicable record date (identified in a listing attached to the omnibus proxy).

        Principal, premium, if any, and interest payments on the Global Securities representing the notes will be made to Cede & Co. (or such other nominee as may be requested by an authorized representative of the Depositary). The Depositary's practice is to credit Direct Participants' accounts, upon the Depositary's receipt of funds and corresponding detailed information from us or the applicable Trustee, on the applicable payment date in accordance with their respective holdings shown on the Depositary's records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such Participant and not of the Depositary, the applicable Trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and interest to Cede & Co. (or such other nominee as may be requested by an authorized representative of the Depositary) is the responsibility of us or the applicable Trustee, disbursement of such payments to Direct Participants shall be the responsibility of the Depositary, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants.

        The Depositary may discontinue providing its services as securities depository with respect to the notes at any time by giving reasonable notice to us or the Trustee. Under such circumstances, in the event that a successor securities depository is not obtained, notes in definitive form are required to be printed and delivered to each holder.

        We may decide to discontinue use of the system of book-entry transfers through the Depositary (or a successor securities depositary). In that event, notes in definitive form will be printed and delivered.

        Clearstream, Luxembourg advises that it is incorporated under the laws of Luxembourg as a professional depositary. Clearstream, Luxembourg holds securities for its participating organizations ("Clearstream participants"), and facilitates the clearance and settlement of securities transactions between Clearstream participants through electronic book-entry changes in accounts of Clearstream participants, thereby eliminating the need for physical movement of certificates. Clearstream, Luxembourg provides to Clearstream participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream, Luxembourg interfaces with domestic markets in several countries. As a professional depositary, Clearstream, Luxembourg is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector (Commission de Surveillance du Secteur Financier). Clearstream participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the underwriters. Indirect access to Clearstream, Luxembourg is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream participant, either directly or indirectly.

        Distributions with respect to interests in the notes held beneficially through Clearstream, Luxembourg will be credited to cash accounts of Clearstream participants in accordance with its rules and procedures, to the extent received by the Depositary for Clearstream, Luxembourg.

        Euroclear advises that it was created in 1968 to hold securities for participants of Euroclear ("Euroclear participants"), and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V. ("Euroclear Operator"). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

        Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the "Terms and Conditions"). The Terms and Conditions govern transfers of securities and cash within the Euroclear System, withdrawals of securities and cash from the Euroclear System, and receipts of payment with respect to securities in the Euroclear System. All securities in the Euroclear System are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear participants, and has no records of or relationship with persons holding through Euroclear participants.

        Distributions with respect to the notes held beneficially through the Euroclear System will be credited to the cash accounts of Euroclear participants in accordance with the Terms and Conditions, to the extent received by the U.S. depositary for the Euroclear System.

        The information in this section concerning the Depositary and the Depositary's book-entry system, Clearstream, Luxembourg and Euroclear has been obtained from sources that we believe to be reliable, but is subject to any changes to the arrangements between us and the Depositary and any changes to such procedures that may be instituted unilaterally by the Depositary, Clearstream, Luxembourg and Euroclear.

 CERTAIN INCOME TAX CONSIDERATIONS

Certain U.S. Federal Income Tax Considerations

        The following is a general summary of certain U.S federal income tax consequences of the purchase, ownership and disposition of the notes by U.S. Holders (as defined below). The summary is for general information only and is based on the United States Internal Revenue Code of 1986, as amended (the "Code"), the Treasury regulations promulgated or proposed thereunder, and judicial and administrative interpretations thereof, all as in effect on the date hereof and all of which are subject to change (possibly with retroactive effect). The U.S. federal income tax treatment of a U.S. Holder may vary depending upon the particular situation of the U.S. Holder. Certain U.S. Holders (including, but not limited to, insurance companies, tax-exempt organizations, banks, financial institutions, persons subject to the alternative minimum tax, U.S. persons whose functional currency is not the U.S. dollar, traders in securities that elect mark-to-market accounting treatment, broker-dealers in securities, or U.S. Holders who will hold the notes as a hedge against currency risks or as part of a straddle, synthetic security, conversion transaction, or other integrated investment comprised of the notes and one or more other investments, regulated investment companies and U.S. expatriates) may be subject to special rules not discussed below. The following summary is applicable only to purchasers of the notes on original issue at the issue price and does not address other purchasers. In addition, the summary is limited to investors who will hold the notes as "capital assets" within the meaning of Section 1221 of the Code. The discussion below also does not address the effect of any state, local or non-U.S. law on a holder of the notes.

        As used herein, the term "U.S. Holder" means a beneficial owner of a note that is for U.S. federal income tax purposes:

  •
  an individual who is a citizen or resident of the U.S.;

  •
  a corporation or other entity treated as a corporation for U.S. federal income tax purposes organized in or under the laws of the U.S., any state thereof, or the District of Columbia;

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  an estate that is subject to U.S. federal income taxation without regard to the source of its income; or

  •
  a trust if, in general, (i) a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) the trust has elected to be treated as a U.S. person.

        If a partnership (including for this purpose any other entity, organized within or without the U.S., treated as a partnership for U.S. federal income tax purposes) holds notes, the tax treatment of a partner as a beneficial owner of the notes generally will depend on the status of the partner and the activities of the partnership.

        The summary does not constitute, and should not be considered as, legal or tax advice to holders of notes. Each holder of the notes should consult a tax advisor as to the particular tax consequences to such holder of holding the notes, including the applicability and effect of any state, local or non-U.S. tax laws.

    Contingent Payments

        In certain circumstances, we may be obligated to pay U.S. Holders amounts in excess of the stated interest and principal payable on the notes. The obligation to make such payments in certain circumstances may implicate the provisions of the Treasury regulations relating to "contingent payment debt instruments." If the notes were deemed to be contingent payment debt instruments, U.S. Holders might, among other things, be required to treat any gain recognized on the sale or other disposition of a note as ordinary income rather than as capital gain, and the timing and amount of income inclusion may be different from the consequences discussed herein. We intend to take the position that the likelihood that such payments will be made is remote and therefore the notes are not subject to the rules governing contingent payment debt instruments. This determination will be binding on a U.S. Holder unless such U.S. Holder explicitly discloses on a statement attached to its timely filed U.S. federal income tax return for the taxable year that includes the acquisition date of the note that its determination is different. It is possible, however, that the Internal Revenue Service (the "IRS") may take a contrary position from that described above, in which case the tax consequences to a U.S. Holder could differ materially and adversely from those described below. The remainder of this disclosure assumes that the notes will not be treated as contingent payment debt instruments.

    Payments of Interest

        Interest on a note will be taxable to a U.S. Holder as ordinary interest income at the time it is accrued or is received in accordance with the U.S. Holder's method of accounting for U.S. federal income tax purposes. Interest on the notes will constitute income from sources without the U.S. and generally will be "passive category" or "general category" income for purposes of computing the foreign tax credit allowable under the U.S. federal income tax laws.

    Sale and Retirement of the Notes

        A U.S. Holder will recognize a gain or loss on the sale or retirement of a note equal to the difference between the amount realized on the sale or retirement (except to the extent of accrued and unpaid interest, which will be taxable as such) and the U.S. Holder's tax basis in the note (generally, the price the U.S. Holder paid for the note). As a general rule, such gain or loss recognized on the sale or retirement of a note will be capital gain or loss and will be long-term capital gain or loss if the note was held for more than one year. Such income or loss will generally constitute income or loss from sources within the U.S. for purposes of computing the foreign tax credit allowable under the U.S. federal income tax laws.

        For non-corporate U.S. Holders, including individuals, the excess of net long-term capital gains over net short-term capital losses generally is taxed at a lower rate (currently at a maximum rate of 15%) than ordinary income. The tax rate for long-term capital gains of non-corporate taxpayers is scheduled to increase for taxable years beginning on or after January 1, 2011. The deductibility of capital losses is subject to limitations.

    Backup Withholding

        A U.S. Holder may be subject to backup withholding (currently at a rate of 28%, and then increasing to 31% for the 2011 taxable year and thereafter) with respect to payments of principal and interest made on the note, or the proceeds of a sale or exchange of the note before maturity, unless such U.S. Holder (a) is a corporation or comes within certain other exempt categories and, when required, certifies to this fact or (b) provides a U.S. taxpayer identification number ("TIN"), certifies that such U.S. Holder is not subject to backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Holder that does not provide us with a correct TIN or an adequate basis for exemption may be subject to penalties imposed by the IRS. Backup withholding is not an additional tax and will be credited against a U.S. Holder's U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

    Newly Enacted U.S. Legislation

        Newly enacted legislation requires certain U.S. Holders who are individuals, estates or trusts to pay an additional 3.8% tax on, among other items, interest income and capital gains from the sale or other disposition of a note for taxable years beginning after December 31, 2012. In addition, for taxable years beginning after March 18, 2010, new legislation requires certain U.S. Holders who are individuals to report information relating to an interest in a note, subject to certain exceptions (including an exception for a note held in accounts maintained by certain financial institutions, such as a U.S. brokerage account). U.S. Holders are urged to consult their tax advisors regarding the effect, if any, of new U.S. federal income tax legislation on their ownership and disposition of the notes.

        The U.S. federal income tax discussion set forth above is included for general information only and may not be applicable depending upon a holder's particular situation. U.S. Holders should consult their tax advisors regarding the tax consequences to them of the purchase, ownership and disposition of the notes, including the tax consequences under state, local, non-U.S. and other tax laws.

Certain Canadian Income Tax Considerations

        In the opinion of Stikeman Elliott LLP, Canadian counsel to the Corporation, the following is a summary of the material Canadian federal income tax considerations generally applicable, as of the date of this prospectus supplement, to the acquisition, holding, disposition and redemption of the notes. The summary only addresses the tax consequences to purchasers who acquire the notes on their original issue pursuant to this prospectus supplement and who, at all relevant times, for the purposes of the Income Tax Act (Canada) (the "Canada Tax Act") are not resident (and are not deemed to be resident) in Canada and deal at arm's length with the Corporation, and for the purposes of the Canada-United States Tax Convention (the "Canada-U.S. Treaty") are residents of the U.S. and are entitled to claim the benefits of the Canada-U.S. Treaty ("U.S. Resident Holders").

        This summary is based upon the facts set out in this prospectus supplement, the current provisions of the Canada Tax Act and the regulations thereunder, the current provisions of the Canada-U.S. Treaty (including all specific proposals (the "Tax Proposals") to amend the Canada Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and the protocol to amend the Canada-U.S. Treaty signed on September 21, 2007 and subsequently ratified by both Canada and the U.S.), and counsel's understanding of the current published administrative practices of the Canada Revenue Agency. This summary is not exhaustive of all possible Canadian federal income tax considerations and assumes that the Tax Proposals will be enacted as currently proposed, but does not otherwise take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, and does not take into account tax legislation or considerations of any province or territory of Canada or any non-Canadian jurisdiction.

        Under the Canada Tax Act, no Canadian tax will be required to be deducted or withheld from amounts paid or credited to a U.S. Resident Holder by the Corporation on the notes. No other taxes on income (including taxable capital gains) will be payable under the Canada Tax Act by a U.S. Resident Holder in respect of the acquisition, holding, disposition or redemption of the notes, provided that such U.S. Resident Holder does not have a "permanent establishment" or "fixed base" (both within the meaning of the Canada-U.S. Treaty) in Canada to which any income or gain on the notes is attributable, does not use or hold and is not deemed or considered to use or hold the notes in, or in the course of, carrying on a business in Canada and, in the case of a U.S. Resident Holder, does not carry on an insurance business in Canada and elsewhere.

        This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular U.S. Resident Holder. Prospective U.S. Resident Holders should consult their own Canadian tax advisers with respect to the Canadian income tax consequences of purchasing notes pursuant to this offering.

 UNDERWRITING

        Subject to the terms and conditions of the underwriting agreement, dated                        , 2010 among us and the underwriters named below, through their representatives Citigroup Global Markets Inc. and J.P. Morgan Securities LLC, we have agreed to sell and the underwriters have severally agreed to purchase from us the following respective principal amounts of notes listed opposite their names below:

Underwriters	Principal Amount of Notes due 2020
Citigroup Global Markets Inc.	U.S.$
J.P. Morgan Securities LLC

Total	U.S.$

        The terms of the offering were established through negotiations between us and the underwriters.

        The underwriting agreement provides that the obligations of the several underwriters to purchase the notes offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the notes offered by this prospectus supplement if any of these notes are purchased.

        The obligations of the underwriters under the agreement may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated upon the occurrence of certain stated events.

        We have been advised by the representatives of the underwriters that the underwriters propose to offer the notes to the public at the public offering price set forth on the cover page of this prospectus supplement and to dealers at a price that represents a concession not in excess of    % of the principal amount of the notes. The underwriters may allow, and these dealers may re-allow, a concession of not more than    % of the principal amount of the notes to other dealers. After the initial public offering, the representatives of the underwriters may change the offering price and other selling terms.

        We estimate that our share of the total expenses of this offering, excluding underwriting commissions, will be approximately U.S.$1.0 million.

        We have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

        The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

        The notes are a new issue of securities with no established trading market. The notes will not be listed on any securities exchange or on any automated dealer quotation system. The underwriters may make a market in the notes after completion of the offering, but will not be obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of such notes may be adversely affected.

        In connection with the offering, the underwriters may purchase and sell the notes in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.

        Short sales involve the sale by the underwriters of a greater principal amount of notes than they are required to purchase in the offering. The underwriters may close out any short position by purchasing notes in the open market. A short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the notes in the open market prior to the completion of the offering.

        Stabilizing transactions consist of various bids for or purchases of the notes made by the underwriters in the open market prior to the completion of the offering.

        The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting commission received by it because the representatives of the underwriters have repurchased notes sold by or for the account of that underwriter in stabilizing or short covering transactions.

        Purchases to cover short positions and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of the notes. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the notes. As a result, the price of the notes may be higher than the price that might otherwise exist in the open market. These transactions may be effected in the over-the-counter market or otherwise.

        Certain of the underwriters have performed commercial and investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

        Under applicable Canadian securities legislation, we may be considered to be a connected issuer of Citigroup Global Markets Inc. and J.P. Morgan Securities LLC, each of which is, directly or indirectly, a subsidiary or affiliate of a bank which is a lender (collectively, the "Lenders") to us or our subsidiaries under certain unsecured credit facilities (collectively, the "Facilities"). The Facilities consist of the following committed syndicated facilities: a $2.0 billion revolving term credit facility; a TC PipeLines, LP U.S.$725 million amended and restated revolving credit and term loan agreement; a TransCanada PipeLine USA Ltd. U.S.$1.0 billion term and revolving credit facility; a TransCanada PipeLine USA Ltd. $1.0 billion extendable revolving credit facility; a TransCanada Keystone Pipeline, LP U.S.$1.0 billion extendable revolving credit facility; and a Northern Border Pipeline Company U.S.$250 million revolving amended and restated credit agreement; and also consist of certain other demand bank facilities with aggregate commitments of approximately $800 million. As of the date hereof, we and our subsidiaries are in material compliance with all material terms of the agreements governing the Facilities and none of the Lenders has waived any material breach by us or our subsidiaries of those agreements since the Facilities were established. Our financial position on a consolidated basis has not changed substantially and adversely since the indebtedness under the Facilities was incurred. None of the Lenders has been or will be involved in the decision to offer the notes and none has been or will be involved in the determination of the terms of any distribution of the notes.

Notice to Prospective Investors in the European Economic Area

        In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a "relevant member state"), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the "relevant implementation date"), an offer of the notes described in this prospectus supplement may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the notes that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

  •
  to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

  •
  to any legal entity that has two or more of (i) an average of at least 250 employees during the last financial year, (ii) a total balance sheet net worth of more than €43,000,000 and (iii) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

  •
  in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

        Each purchaser of notes described in this prospectus supplement located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a "qualified investor" within the meaning of Article 2(1)(e) of the Prospectus Directive.

        For purposes of this notice, the expression an "offer to the public" in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

        The sellers of the notes have not authorized and do not authorize the making of any offer of the notes through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the notes as contemplated in this prospectus supplement. Accordingly, no purchaser of the notes, other than the underwriters, is authorized to make any further offer of the notes on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

        This prospectus supplement and the accompanying prospectus are only being distributed to, and are only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive ("Qualified Investors") that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). This prospectus supplement, the accompanying prospectus and their contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

    UK Stabilisation

        In connection with this offering, the underwriters may overallot or effect transactions with a view to supporting the market price of the notes at a level higher than that which might otherwise prevail for a limited period after the issue date. However, there may be no obligation on the underwriters to do this. Such stabilising, if commenced, may be discontinued at any time, and must be brought to an end after a limited period.

 LEGAL MATTERS

        Certain matters will be passed upon for us by Stikeman Elliott LLP, Calgary, Alberta and by Mayer Brown LLP, Chicago, Illinois. The statements under "Certain Income Tax Considerations—Certain Canadian Income Tax Considerations" are set forth herein in reliance upon the opinion of Stikeman Elliott LLP. The statements under "Certain Income Tax Considerations—Certain U.S. Federal Income Tax Considerations" are set forth herein in reliance upon the opinion of Mayer Brown LLP. As to matters of Canadian law, Mayer Brown LLP will rely upon the opinion of Stikeman Elliott LLP. In addition, certain legal matters in connection with the offering will be passed upon for the underwriters by Shearman & Sterling LLP, Toronto, Ontario and New York, New York.

EXPERTS

        Our audited comparative consolidated financial statements as at December 31, 2009 and 2008 and for each of the years in the three year period ended December 31, 2009, including the notes thereto, the audited related supplemental note entitled "Reconciliation to United States GAAP" as at December 31, 2009 and 2008 and for each of the years in the three year period ended December 31, 2009, and management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2009 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, chartered accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

INTEREST OF EXPERTS

        The partners and associates of Stikeman Elliott LLP and Mayer Brown LLP as a group beneficially own, directly or indirectly, less than 1% of any class of our securities or of TransCanada Corporation, our parent holding company.

 AUDITORS' CONSENT

        We have read the prospectus supplement of TransCanada PipeLines Limited dated                   , 2010 to a short form base shelf prospectus dated December 17, 2009 (hereafter, collectively, the "prospectus") relating to the issue and sale of U.S.$            aggregate principal amount of    % Senior Notes due 2020 of TransCanada PipeLines Limited. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

        We consent to the use, through incorporation by reference in the above-mentioned prospectus, of our:

  •
  Report to the shareholders of TransCanada PipeLines Limited on the consolidated balance sheets as at December 31, 2009 and 2008 and the consolidated statements of income, comprehensive income, accumulated other comprehensive income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2009;

  •
  Report to the directors of TransCanada PipeLines Limited on the related supplemental note entitled "Reconciliation to United States GAAP" as at December 31, 2009 and 2008 and for each of the years in the three-year period ended December 31, 2009;

  •
  Comments by Auditors for United States Readers on Canada-United States Reporting Differences; and

  •
  Report to the directors of TransCanada PipeLines Limited on the effectiveness of TransCanada PipeLines Limited's internal control over financial reporting as of December 31, 2009.

        Our reports are dated February 22, 2010.

(Signed) KPMG LLP Chartered Accountants Calgary, Canada September , 2010

TRANSCANADA PIPELINES LIMITED
U.S.$4,000,000,000 Debt Securities

TransCanada PipeLines Limited ("TCPL" or the "Corporation") may from time to time offer and issue unsecured debt securities (the "debt securities") up to an aggregate initial offering price of U.S.$4,000,000,000 or the equivalent in other currencies, based on the applicable exchange rate at the time of offering, as shall be designated by the Corporation at the time of offering.

The specific terms of any offering of debt securities will be set forth in a shelf prospectus supplement (a "Prospectus Supplement") including, where applicable, the specific designation of the debt securities, any limit on the aggregate principal amount of the debt securities, the currency, the maturity, the offering price, whether payment on the debt securities will be senior or subordinated to the Corporation's other liabilities and obligations, whether the debt securities will bear interest, the interest rate or method of determining the interest rate, any terms of redemption, any conversion or exchange rights and any other specific terms. A Prospectus Supplement may include other specific terms pertaining to the debt securities generally, or to any particular debt securities, that are not prohibited by the parameters set forth in this prospectus.

All shelf information permitted under applicable laws to be omitted from this prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this prospectus. Each Prospectus Supplement will be incorporated by reference into this prospectus for the purposes of securities legislation as of the date of such Prospectus Supplement and only for the purposes of the distribution of the debt securities to which such Prospectus Supplement pertains.

TCPL may sell the debt securities to or through underwriters or dealers purchasing as principals and may also sell the debt securities to one or more purchasers directly or through agents. See "Plan of Distribution". The Prospectus Supplement relating to a particular offering of debt securities will identify each underwriter, dealer or agent, as the case may be, engaged by TCPL in connection with the offering and sale of the debt securities, and will set forth the terms of the offering of such debt securities, including the method of distribution of such debt securities, the proceeds to TCPL and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution.

Unless otherwise specified in the applicable Prospectus Supplement, each series or issue of debt securities will be a new issue of debt securities with no established trading market. The debt securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis the debt securities may be offered at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices to be negotiated with purchasers, in which case the compensation payable to any underwriter, dealer or agent in connection with any such sale will be the amount, if any, by which the aggregate price paid for the debt securities by the purchasers exceeds the gross proceeds paid by the underwriter, dealer or agent to the Corporation and the price at which the debt securities will be offered and sold may vary as between purchasers during the distribution period.

In connection with any offering of debt securities, the underwriters or agents may over-allot or effect transactions which stabilize or maintain the market price of the debt securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See "Plan of Distribution."

TCPL's head office and registered office are located at 450 - 1st Street S.W., Calgary, Alberta, Canada, T2P 5H1.

There is no market through which the debt securities may be sold and purchasers may not be able to resell debt securities purchased under this prospectus. This may affect the pricing of these debt securities in the secondary market, the transparency and availability of trading prices, the liquidity of the debt securities, and the extent of issuer regulation. See the "Risk Factors" section of the applicable Prospectus Supplement.

This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements included or incorporated herein by reference have been prepared in accordance with Canadian generally accepted accounting principles, and may be subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies. Information regarding the impact upon the Corporation's financial statements of significant differences between Canadian and United States generally accepted accounting principles is contained in the Corporation's audited related supplemental note entitled "Refiled Reconciliation to United States GAAP" as at December 31, 2008 and 2007 and for each of the years in the three year period ended December 31, 2008 and the unaudited related supplemental note entitled "Reconciliation to United States GAAP" as at September 30, 2009 and for the three month and nine month periods ended September 30, 2009 and 2008.

Prospective investors should be aware that the acquisition of the debt securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein or in any applicable Prospectus Supplement.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Corporation is incorporated and organized under the laws of Canada, that some or all of its officers and directors are residents of Canada, that some or all of the experts named in the registration statement are residents of Canada and that all or a substantial portion of the assets of the Corporation and said persons are located outside the United States.

These debt securities have not been approved or disapproved by the Securities and Exchange Commission (the "SEC") or any state securities commission nor has the SEC or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus is December 17, 2009

 DOCUMENTS INCORPORATED BY REFERENCE

        Information has been incorporated by reference in this prospectus from documents filed with the securities commissions or similar authorities in Canada and with the SEC in the United States.

        The following documents of the Corporation filed with the securities commissions or similar authorities in each of the provinces and territories of Canada and the SEC are incorporated by reference in this prospectus:

  (a)
  Audited comparative consolidated financial statements as at December 31, 2008 and 2007 and for each of the years in the three year period ended December 31, 2008, the notes thereto, and the auditors' report thereon;

  (b)
  Management's discussion and analysis of financial condition and results of operations as at and for the year ended December 31, 2008 (the "2008 MD&A");

  (c)
  Audited related supplemental note entitled "Refiled Reconciliation to United States GAAP" as at December 31, 2008 and 2007 and for each of the years in the three year period ended December 31, 2008, and the auditors' report thereon;

  (d)
  Comments by Auditors for United States Readers on Canada-United States Reporting Differences, dated February 23, 2009;

  (e)
  Management's Report on Internal Control over Financial Reporting, dated February 23, 2009 and the auditors' report on the effectiveness of internal control over financial reporting as of December 31, 2008;

  (f)
  Annual Information Form for the year ended December 31, 2008 dated February 23, 2009 (the "Annual Information Form");

  (g)
  Unaudited interim comparative consolidated financial statements as at September 30, 2009 and for the three and nine month periods ended September 30, 2009 and 2008 and the notes thereto;

  (h)
  Management's discussion and analysis of financial condition and results of operations as at and for the three and nine month periods ended September 30, 2009 ("Interim MD&A" and together with the 2008 MD&A, the "MD&A");

  (i)
  Unaudited related supplemental note entitled "Reconciliation to United States GAAP" as at September 30, 2009 and for the three and nine month periods ended September 30, 2009 and 2008; and

  (j)
  Material change report date July 17, 2009 with respect to the appointment of Russ Girling as Chief Operating Officer of the Corporation.

        Any documents of the type referred to above, including all annual information forms, all information circulars, all annual and interim financial statements (including all updated earnings coverage ratio information) and management's discussion and analysis relating thereto, all material change reports (excluding confidential material change reports), press releases containing financial information for financial periods more recent than the most recent annual or interim financial statements, and any business acquisition reports, as well as all Prospectus Supplements disclosing additional or updated information subsequently filed by the Corporation with the Alberta Securities Commission after the date of this prospectus and prior to the termination of any offering hereunder shall be deemed to be incorporated by reference into this prospectus. These documents are available through the internet on the System for Electronic Document Analysis and Retrieval ("SEDAR") which can be accessed at www.sedar.com. In addition, any similar documents filed by the Corporation with the SEC in the Corporation's periodic reports on Form 6-K or annual report on Form 40-F, and any other documents filed with or furnished to the SEC pursuant to Section 13(a), 13(c) or 15(d) of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), in each case after the date of this prospectus, shall be deemed to be incorporated by reference into this prospectus and the registration statement of which this prospectus forms a part, if and to the extent expressly provided in such reports. The Corporation's periodic reports on Form 6-K and its annual reports on Form 40-F are available on the SEC's Electronic Data Gathering and Retrieval ("EDGAR") system web site at www.sec.gov.

        Any statement contained in this prospectus or in a document incorporated, or deemed to be incorporated, by reference herein shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document that also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. Any statement so modified or superseded shall not constitute a part of this prospectus, except as so modified or superseded.

        Upon a new annual information form and related annual audited comparative consolidated financial statements and accompanying management's discussion and analysis being filed by the Corporation with, and where required, accepted by, the applicable securities regulatory authorities during the term of this prospectus, the previous annual information form, the previous annual audited financial statements and accompanying management's discussion and analysis, all interim financial statements and accompanying management's discussion and analysis, all material change reports and all business acquisition reports filed by the Corporation prior to the commencement of the financial year of the Corporation in which the new annual information form and related annual audited comparative consolidated financial statements and accompanying management's discussion and analysis are filed shall be deemed no longer to be incorporated by reference into this prospectus for purposes of future offers and sales of debt securities hereunder. Upon interim financial statements and accompanying management's discussion and analysis being filed by the Corporation with the applicable securities regulatory authorities during the term of this prospectus, all interim financial statements and accompanying management's discussion and analysis filed prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of debt securities hereunder.

        Updated earnings coverage ratios will be filed quarterly with the applicable securities regulatory authorities either as Prospectus Supplements or as exhibits to the Corporation's interim unaudited comparative consolidated financial statements and annual audited comparative consolidated financial statements and will be deemed to be incorporated by reference in this prospectus for the purposes of the offering of debt securities.

        The Corporation will provide without charge to each person to whom this prospectus is delivered, including any beneficial owner, upon written or oral request of such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Requests should be directed to TransCanada PipeLines Limited, 450 - 1st Street S.W., Calgary, Alberta, Canada, T2P 5H1, Attention: Corporate Secretary, telephone number (403) 920-2000.

        Prospective investors should rely only on the information contained in or incorporated by reference in this prospectus or any applicable Prospectus Supplement and on the other information included in the registration statement of which this prospectus forms a part. The Corporation has not authorized anyone to provide prospective investors with different or additional information. The Corporation is not making an offer of these debt securities in any jurisdiction where the offer is not permitted by law. Prospective investors should not assume that the information contained in or incorporated by reference in this prospectus or any applicable Prospectus Supplement is accurate as of any date other than the date on the front of the applicable Prospectus Supplement.

 ABOUT THIS PROSPECTUS

        In this prospectus and in any Prospectus Supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. References to "dollars" or "$" are to lawful currency of Canada, and references to "U.S. dollars" or "U.S.$" are to lawful currency of the United States.

        Unless otherwise indicated, all financial information included and incorporated by reference in this prospectus or included in any Prospectus Supplement is determined using Canadian generally accepted accounting principles which are in effect from time to time in Canada, referred to as "Canadian GAAP". "U.S. GAAP" means generally accepted accounting principles which are in effect from time to time in the United States. For a discussion of the principal differences between the Corporation's financial results as calculated under Canadian GAAP and U.S. GAAP, prospective investors should refer to the Corporation's audited related supplemental note entitled "Refiled Reconciliation to United States GAAP" as at December 31, 2008 and 2007 and for each of the years in the three year period ended December 31, 2008 and the unaudited related supplemental note entitled "Reconciliation to United States GAAP" as at September 30, 2009 and for the three and nine month periods ended September 30, 2009 and 2008.

        A Prospectus Supplement containing the specific terms of an offering of debt securities will be delivered to purchasers of such debt securities together with this prospectus and will be deemed to be incorporated by reference into this prospectus as of the date of such Prospectus Supplement solely for the purposes of offering debt securities thereunder.

        Except as set forth under "Description of Debt Securities", and unless the context otherwise requires, all references in this prospectus and any Prospectus Supplement to "TCPL" or the "Corporation" mean TransCanada PipeLines Limited and its subsidiaries, partnership interests and joint venture investments.

WHERE YOU CAN FIND MORE INFORMATION

        The Corporation has filed with the SEC, under the United States Securities Act of 1933, as amended (the "Securities Act"), a registration statement on Form F-9 relating to the debt securities. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, prospective investors should refer to the exhibits for a complete description of the matter involved. Under the registration statement, the Corporation may, from time to time, sell any combination of the debt securities described in this prospectus in one or more offerings up to an aggregate principal amount of U.S.$4,000,000,000. Each time the Corporation sells debt securities under the registration statement, it will provide a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this prospectus.

        The Corporation files annual and quarterly financial information and material change reports and other material with the securities commissions or similar regulatory authority in each of the provinces and territories of Canada and with the SEC. Under the multijurisdictional disclosure system adopted by the United States, documents and other information that the Corporation files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. Prospective investors may read and download any public document that the Corporation has filed with the securities commissions or similar authorities in each of the provinces and territories of Canada on SEDAR at www.sedar.com. Prospective investors may read and copy any document the Corporation has filed with the SEC at the SEC's public reference room in

Washington D.C., and may also obtain copies of those documents from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee. Additionally, prospective investors may read and download some of the documents the Corporation has filed on EDGAR at www.sec.gov.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

        This prospectus (and any Prospectus Supplement) and the documents incorporated by reference herein and therein include "forward-looking information" and "forward-looking statements" within the meaning of securities laws, including the "safe harbor" provisions of the Securities Act (Alberta), the United States Private Securities Litigation Reform Act of 1995, Section 21E of the Exchange Act, and Section 27A of the Securities Act. The words "anticipate", "expect", "believe", "may", "should", "estimate", "project", "outlook", "forecast" or other similar words are used to identify such forward-looking information. All forward-looking information and forward-looking statements are based on the Corporation's beliefs and assumptions based on information available at the time the statements were made. Actual results or events may differ from those predicted in these forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, the Corporation's ability to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the operating performance of the Corporation's pipeline and energy assets, the availability and price of energy commodities, capacity payments, regulatory processes and decisions, changes in environmental and other laws and regulations, competitive factors in the pipeline and energy industry sectors, construction and completion of capital projects, labor, equipment and material costs, access to capital markets, interest and currency exchange rates, technological developments and economic conditions in North America.

        By its nature, forward-looking information is subject to various risks and uncertainties, including those discussed and incorporated by reference herein and in this prospectus and as described under "Risk Factors" in the Annual Information Form, which could cause TCPL's actual results and experience to differ materially from the anticipated results or expectations expressed. The material assumptions in making these forward-looking statements are disclosed in the 2008 MD&A, as may be modified or superseded by documents incorporated or deemed to be incorporated by reference herein, under the headings "TCPL's Strategy", "Pipelines—Opportunities and Developments", "Pipelines—Business Risks", "Energy—Opportunities and Developments", "Energy—Business Risks" and "Risk Management and Financial Instruments" and comparable sections in the Interim MD&A. In addition, the Corporation bases forward-looking information and forward-looking statements on assumptions about future events, which may not prove to be accurate. In light of these risks, uncertainties and assumptions, prospective investors should not place undue reliance on forward-looking information and forward-looking statements and should be aware that the events described in the forward-looking statements set out in this prospectus (and any Prospectus Supplement) and the documents incorporated by reference in this prospectus may not occur.

        Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this document or otherwise, and to not use future-oriented information or financial outlooks for anything other than their intended purpose. The Corporation undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

 THE CORPORATION

        The Corporation operates primarily in two business segments: Pipelines and Energy. The Pipelines segment of TCPL's business is principally comprised of the Corporation's pipelines in Canada, the United States and Mexico and its regulated natural gas storage business in the United States. The Energy segment includes the Corporation's power operations and non-regulated natural gas storage business in Canada and the United States.

        The significant subsidiaries of TCPL as of December 31, 2008 are listed under the heading "TransCanada PipeLines Limited—Intercorporate Relationships" in the Annual Information Form. TCPL's registered office and head offices are located at 450 - 1st Street S.W., Calgary, Alberta, Canada, T2P 5H1.

CONSOLIDATED CAPITALIZATION

        There have been no material changes in the share and loan capital of the Corporation, on a consolidated basis, since September 30, 2009.

USE OF PROCEEDS

        Unless otherwise specified in an applicable Prospectus Supplement, the net proceeds from the sale of debt securities will be used for general corporate purposes, including the financing of the Corporation's long-term investment plan. The Corporation may also use the net proceeds for the repayment of indebtedness. Specific information about the use of net proceeds will be set forth in a Prospectus Supplement. The Corporation may invest funds that it does not immediately require in short-term marketable debt securities. The Corporation may, from time to time, issue debt securities other than pursuant to this prospectus.

EARNINGS COVERAGE

        The following financial ratios have been calculated on a consolidated basis for the respective 12 month periods ended December 31, 2008 and September 30, 2009 and are based on audited financial information in the case of the 12 month period ended December 31, 2008 and unaudited financial information in the case of the 12 month period ended September 30, 2009. The following ratios do not give effect to the issue of any debt securities pursuant to this prospectus. Adjustments for normal course issuances and repayments of long-term debt subsequent to December 31, 2008 would not materially affect the ratios and, as a result, have not been made. The financial ratios have been calculated based on financial information prepared in accordance with Canadian GAAP.

	September 30, 2009	December 31, 2008
Earnings coverage on long-term debt	2.5 times	2.7 times
Earnings coverage on long-term debt and First Preferred Shares	2.4 times	2.6 times

DESCRIPTION OF DEBT SECURITIES

        As used in this section, the term "Corporation" means TransCanada PipeLines Limited, and does not include the subsidiaries of TransCanada PipeLines Limited through which particular business operations are conducted. The following description sets forth certain general terms and provisions of the debt securities. The Corporation will provide the particular terms and provisions of a series of debt securities and a description of how the general terms and provisions described below may apply to that series in a Prospectus Supplement.

        Pursuant to this prospectus, the Corporation may offer debt securities that will rank pari passu, except as to sinking funds and claims preferred by operation of law, with all other unsecured and unsubordinated debt of the Corporation ("Unsubordinated Debt Securities") as well as debt securities that will be subordinate and junior in right of payment to all Senior Indebtedness (as defined below) of the Corporation ("Subordinated Debt Securities"). The debt securities will be issued, in the case of Unsubordinated Debt Securities, under the amended and restated debt indenture, dated November 30, 2000, as supplemented or amended from time to time (the "Debt Indenture"), between the Corporation and The Bank of New York Mellon (formerly known as The Bank of New York), as Trustee, and, in the case of Subordinated Debt Securities, under the amended and restated subordinated debt indenture, dated November 30, 2000, as supplemented or amended from time to time (the "Subordinated Debt Indenture"), between the Corporation and The Bank of Nova Scotia Trust Company of New York, as Trustee. The Debt Indenture and the Subordinated Debt Indenture are sometimes hereinafter referred to individually as an "Indenture" and collectively as the "Indentures". The Bank of New York Mellon (formerly known as The Bank of New York) and The Bank of Nova Scotia Trust Company of New York are hereinafter referred to individually as a "Trustee" and collectively as the "Trustees". The following summaries of certain provisions of the Indentures and the debt securities do not purport to be complete and such summaries are subject to, and qualified in their entirety by, the detailed provisions of the applicable Indenture to which reference is hereby made, including the definitions of certain terms used herein. Numerical references in parentheses below are to sections in the applicable Indenture. Wherever particular sections or defined terms of the applicable Indenture are referred to, such sections or defined terms are incorporated herein by reference as part of the statement made, and the statement is qualified in its entirety by such reference. For a more complete description, prospective investors should consult the Indentures. The Indentures have been filed as exhibits to the registration statement. The Indentures are substantially identical, except for the provisions relating to subordination and certain covenants. See "Subordinated Debt" and "Certain Covenants of the Corporation". The debt securities offered by this prospectus and the related Prospectus Supplement are referred to herein as the "Offered Debt Securities".

General

        Neither of the Indentures limits the amount of the debt securities, debentures, notes or other evidences of indebtedness that may be issued by the Corporation or any of its subsidiaries under the Indentures or otherwise. The Corporation may, from time to time, issue debt instruments and incur additional indebtedness other than through the issuance of debt securities pursuant to this prospectus.

        The Indentures provide that debt securities may be created and issued from time to time in one or more series and may be denominated and payable in U.S. dollars or any other currency. Special Canadian and U.S. federal income tax considerations applicable to any of the debt securities denominated in a currency other than U.S. dollars will be described in the Prospectus Supplement relating to any offering of debt securities denominated in a currency other than U.S. dollars. Unless otherwise indicated in a Prospectus Supplement, the debt securities will be unsecured obligations. The debt securities offered pursuant to this prospectus will be issued in an aggregate principal amount of up to U.S.$4,000,000,000 or the equivalent in another currency. The Indentures also permit the Corporation to increase the principal amount of any series of the debt securities previously issued and to issue that increased principal amount. Reference must be made to the Prospectus Supplement for specific terms of and information relating to the Offered Debt Securities (to the extent such terms are applicable to such debt securities) including the following:

  (1)
  classification as Unsubordinated Debt Securities or Subordinated Debt Securities, the specific designation, aggregate principal amount, purchase price and denominations, if other than U.S.$1,000;

  (2)
  any date of maturity;

  (3)
  interest rate or rates (whether fixed or variable) at which the debt securities will bear interest, if any, or the method by which such rate or rates will be determined and the date or dates from which such interest will accrue;

  (4)
  the date or dates, or the method by which such date or dates will be determined or extended, on which principal of and premium and interest on the debt securities will be payable, if any;

  (5)
  the place or places, if any, other than or in addition to the Borough of Manhattan, The City of New York, where the principal of, premium, if any, and interest, if any, on the Offered Debt Securities will be payable;

  (6)
  any redemption, repayment or sinking funds provisions;

  (7)
  any applicable United States federal income tax consequences, including whether and under what circumstances the Corporation will pay additional amounts on Offered Debt Securities held by a person who is not a United States person in respect of any tax, assessment or governmental charge withheld or deducted and, if so, whether the Corporation will have the option to redeem such Offered Debt Securities rather than pay such additional amounts;

  (8)
  the portion of the principal amount of the Offered Debt Securities, if other than the principal amount thereof, payable upon acceleration of the maturity thereof;

  (9)
  if other than United States dollars, the Currency (as defined below) in which payment of the principal of or interest, if any, on the Offered Debt Securities shall be payable or in which the Offered Debt Securities shall be denominated and the particular provisions applicable thereto;

  (10)
  any index formula or other method used to determine the amount of payments of principal of (and premium, if any) or interest, if any, on the debt securities;

  (11)
  if the debt securities may be issued bearing no interest or at a discount below their stated principal amount;

  (12)
  whether the debt securities will be issuable in the form of one or more global debt securities and, if so, the identity of the depository for the global debt securities;

  (13)
  whether and under what circumstances the debt securities will be convertible into or exchangeable for other securities of the Corporation or securities of other entities;

  (14)
  whether the principal of and interest, if any, on the Offered Debt Securities are to be payable in a Currency other than that in which such Offered Debt Securities are denominated or stated to be payable, and other information, including the method of calculating the applicable exchange rate, related thereto; and

  (15)
  any other specific terms, conditions, rights and preferences (or limitations on such rights or preferences) of the Offered Debt Securities, including any additional events of default or covenants provided for with respect to such debt securities, and any terms which may be required by or advisable under applicable laws or regulations.

        "Currency" means any currency or currencies, composite currency or currency unit or units, issued by the government of one or more countries or by any recognized confederation or association of such governments.

        Debt securities will bear interest at a fixed rate ("Fixed Rate Security") or a floating rate ("Floating Rate Security"). Debt securities bearing no interest or interest at a rate that at the time of issuance is below the prevailing market rate will be sold at a discount below their stated principal amount. Special United States federal income tax considerations applicable to any such discounted debt securities or to certain debt securities issued at par that are treated as having been issued at a discount for United States federal income tax purposes will be described in the relevant Prospectus Supplement.

        The Indentures provide that all accounting terms not specifically defined therein are to be construed in accordance with Canadian GAAP consistently applied.

Global Securities

        Unless otherwise indicated in an applicable Prospectus Supplement, the debt securities of a series may be issued in the form of one or more fully registered global debt securities ("Registered Global Security") that will be deposited with The Depository Trust Company (the "Depositary") or with a nominee for the Depositary identified in the Prospectus Supplement relating to such series. In such case, one or more Registered Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding registered debt securities of the series to be represented by such Registered Global Security or Securities. Unless and until it is exchanged for debt securities in definitive registered form, a Registered Global Security may not be transferred except as a whole by the Depositary for such Registered Global Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor of such Depositary or a nominee of such successor.

        The specific terms of the depositary arrangement with respect to any portion of a series of debt securities to be represented by a Registered Global Security will be described in the Prospectus Supplement relating to such series. The Corporation anticipates that the following provisions will apply to all depositary arrangements.

        Upon the issuance of a Registered Global Security, the Depositary for such Registered Global Security will credit, on its book-entry registration and transfer system, the respective principal amounts of debt securities represented by such Registered Global Security to the accounts of persons that have accounts with such Depositary ("participants"). The accounts to be credited shall be designated by any underwriters, dealers or agents participating in the distribution of such debt securities. Ownership of beneficial interests in a Registered Global Security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in such Registered Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary for such Registered Global Security (with respect to interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants).

        So long as the Depositary for a Registered Global Security, or its nominee, is the registered owner of such Registered Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by such Registered Global Security for all purposes under the applicable Indenture. Except as set forth below, owners of beneficial interests in a Registered Global Security will not be entitled to have the debt securities represented by such Registered Global Security registered in their names, will not receive or be entitled to receive physical delivery of such debt securities in definitive form and will not be considered the owners or holders thereof under the applicable Indenture.

        Principal, premium, if any, and interest payments on debt securities represented by a Registered Global Security registered in the name of the Depositary or its nominee will be made to such Depositary or its nominee, as the case may be, as the registered owner of such Registered Global Security. None of the Corporation, the Trustee or any paying agent for such debt securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in such Registered Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

        The Corporation expects that the Depositary for any debt securities represented by a Registered Global Security, upon receipt of any payment of principal, premium or interest, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Registered Global Security as shown on the records of such Depositary. The Corporation also expects that payments by participants to owners of beneficial interests in such Registered Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with the securities held for the accounts of customers registered in "street names" and will be the responsibility of such participants. Under the terms of the Indentures, the Corporation and the Trustees will treat the persons in whose names the debt securities are registered as the owners of such debt securities for the purpose of receiving payments of principal, premium, if any, and interest on the debt securities and for all other purposes whatsoever. Therefore, neither the Corporation, the Trustees nor any paying agents has any direct responsibility or liability for the payment of principal, premium, if any, or interest on the debt securities to owners of beneficial interests in a Registered Global Security.

        If the Depositary for any debt securities represented by a Registered Global Security is at any time unwilling or unable to continue as the Depositary and a successor Depositary is not appointed by the Corporation within 90 days, the Corporation will issue such debt securities in definitive form in exchange for such Registered Global Security. In addition, the Corporation may at any time and in its sole discretion determine not to have any of the debt securities of a series represented by one or more Registered Global Securities and, in such event, will issue debt securities of such series in definitive form in exchange for the Registered Global Security or Registered Global Securities representing such debt securities. In either instance, an owner of a beneficial interest in a Registered Global Security will be entitled to have debt securities equal in principal amount to such beneficial interest registered in its name and will be entitled to physical delivery of such debt securities in definitive form.

Unsubordinated Debt

        The Unsubordinated Debt Securities that will constitute part of the unsubordinated debt of the Corporation will be issued under the Debt Indenture and will rank pari passu with all other unsecured and unsubordinated debt of the Corporation except for claims preferred by operation of law.

Subordinated Debt

        The Subordinated Debt Securities that will constitute part of the subordinated debt of the Corporation will be issued under the Subordinated Debt Indenture and will be subordinate and junior in right of payment, to the extent and in the manner set forth in the Subordinated Debt Indenture, to all Senior Indebtedness of the Corporation. The Subordinated Debt Indenture defines "Senior Indebtedness" as obligations (other than non-recourse obligations, the Subordinated Debt Securities or any other obligations specifically designated as being subordinate in right of payment to Senior Indebtedness) of, or guaranteed or assumed by, the Corporation for borrowed money or evidenced by bonds, debentures, notes or other similar instruments, and amendments, renewals, extensions, modifications and refundings of any such indebtedness or obligation, including, but not limited to, obligations of the Corporation under the Canadian Trust Indenture (as defined below). (Subordinated Debt Indenture, Section 1.1)

        In the event (a) of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings in respect of the Corporation or a substantial part of its property or (b) that (i) a default shall have occurred with respect to the payment of principal of (and premium, if any) or any interest on or other monetary amounts due and payable on any Senior Indebtedness or (ii) there shall have occurred an event of default (other than a default in the payment of principal (or premium, if any) or interest, or other monetary amounts due and payable) with respect to any Senior Indebtedness, as defined therein or in the instrument under which the same is outstanding, permitting the holder or holders thereof to accelerate the maturity thereof (with notice or lapse of time, or both) and such event of default shall have continued beyond the period of grace, if any, in respect thereof, and such default or event of default shall not have been cured or waived or shall not have ceased to exist, or (c) that the principal of and accrued interest on the Subordinated Debt Securities shall have been declared due and payable upon an Event of Default pursuant to Section 5.1 of the Subordinated Debt Indenture and such declaration shall not have been rescinded and annulled as provided therein, then in any such case the holders of all Senior Indebtedness shall first be entitled to receive payment of the full amount unpaid thereon, or provisions shall be made for such payment in money or money's worth, before the holders of any of the Subordinated Debt Securities are entitled to receive a payment on account of the principal of (and premium, if any) or any interest on the indebtedness evidenced by such Subordinated Debt Securities. (Subordinated Debt Indenture, Section 13.1) If this prospectus is being delivered in connection with a series of Subordinated Debt Securities, the accompanying Prospectus Supplement or the information incorporated herein by reference will set forth the approximate amount of Senior Indebtedness outstanding as of a recent date.

Certain Covenants of the Corporation

        Merger, Consolidation, Sale, Lease or Conveyance.    Each Indenture provides that the Corporation will not merge, amalgamate or consolidate with any other person and will not sell, lease or convey all or substantially all its assets to any person, unless the Corporation shall be the continuing corporation, or unless the successor corporation or person that acquires all or substantially all the assets of the Corporation shall expressly assume all of the covenants to be performed and conditions to be observed by the Corporation under the Indenture, and unless immediately after such merger, amalgamation, consolidation, sale, lease or conveyance, the Corporation, such person or such successor corporation shall not be in default in the performance of the covenants and conditions of such Indenture to be performed or observed by the Corporation. (Section 9.1)

        This covenant would not apply to a recapitalization transaction, a change of control of the Corporation, a transaction with management or management affiliates or a highly leveraged transaction unless such transactions or change of control were structured to include a merger, amalgamation or consolidation or sale, lease or conveyance of all or substantially all of the assets of the Corporation. Except as may be included in a supplemental indenture applicable to a specific series of debt securities and as may be described in a Prospectus Supplement applicable to such debt securities, there are no covenants or other provisions in the Indentures providing for a put or increased interest or otherwise that would afford holders of debt securities additional protection in the event of a recapitalization transaction, a change of control of the Corporation, a transaction with management or management affiliates or a highly leveraged transaction.

        Limitations on Liens, Ownership of Subsidiaries and Certain Other Transactions.    The Debt Indenture for the Unsubordinated Debt Securities provides that, so long as any Unsubordinated Debt Securities remain outstanding:

  (1)
  the Corporation will not, nor will it permit any Designated Subsidiary (as defined below) to, in any way encumber any of its assets to secure any obligations unless at the same time all Unsubordinated Debt Securities shall be secured equally and ratably with such obligations; provided that this covenant does not apply to nor operate to prevent, among other things

    (a) any security given in the ordinary course of business to any bank or banks to secure any Indebtedness (as defined below) payable on demand or maturing (including any right of extension or renewal) within 24 months after the date such Indebtedness is incurred or the date of any renewal or extension thereof, (b) the giving or assumption of security for any Purchase Money Obligation (as defined below), (c) certain permitted liens specified in the Debt Indenture or (d) any liens of a nature similar to the permitted liens specified in the Debt Indenture which do not secure Indebtedness of, or Indebtedness guaranteed by, the Corporation or any Designated Subsidiary and which do not materially impair the use of the property subject thereto or the operation of the business of the Corporation or such Designated Subsidiary or the value of such property for the purpose of such other business;

  (2)
  the Corporation will not create, assume or otherwise incur any Funded Obligations (as defined below) ranking prior to the Unsubordinated Debt Securities;

  (3)
  if the Corporation shall cause the payment of the principal of, premium, if any, or interest on any of its Indebtedness to be subordinated to the prior payment of any other of its Indebtedness it shall in like manner subordinate such payment to the prior payment in full of all of the Unsubordinated Debt Securities outstanding under the Debt Indenture;

  (4)
  the Corporation will at all times hold Voting Shares (as defined below) of each Designated Subsidiary which, together with Voting Shares of such Designated Subsidiary held by other Designated Subsidiaries, are sufficient to entitle such holders to elect at least a majority of the directors of such Designated Subsidiary;

  (5)
  the Corporation will not enter into any agreement providing for the issue or sale of Funded Obligations unless such agreement contains a condition of such issue or sale (which condition can only be waived with the consent of the holders of Unsubordinated Debt Securities expressed by resolution) to the effect that the terms and conditions of the Debt Indenture relating to the creation, assumption or incurring of Funded Obligations shall be complied with at the time of each issue and sale provided for in such agreement;

  (6)
  the Corporation will not permit any Designated Subsidiary to issue any shares of its capital stock except (a) to the Corporation, (b) to the extent, if any, required to qualify directors of a Designated Subsidiary under applicable law, (c) pursuant to obligations to issue shares which exist prior to the date when such Designated Subsidiary became a subsidiary or (d) to the extent issued to other shareholders of such Designated Subsidiary if after giving effect to such issue the pro rata aggregate ownership interest of the Corporation and any other Designated Subsidiaries in the capital stock of such Designated Subsidiary and the Corporation's direct and indirect pro rata voting rights, pro rata interest in shareholders' equity, and pro rata rights to participate in earnings of such Designated Subsidiary are not reduced; and

  (7)
  the Corporation will not, and will not permit any Designated Subsidiary to, sell or dispose of any shares of capital stock or Indebtedness of any Designated Subsidiary to any person other than the Corporation or another Designated Subsidiary unless all shares of capital stock and Indebtedness of such Designated Subsidiary then held by the Corporation and any of its Subsidiaries (together with all shares of capital stock and Indebtedness of the Corporation and other Designated Subsidiaries then held by such Designated Subsidiary) are being sold or disposed of at such time to a subsidiary of the Corporation for cash at fair value determined by an Independent Appraiser or to persons other than any of the Corporation's Subsidiaries. (Debt Indenture, Section 3.6)

Certain Definitions

        "Canadian Trust Indenture" means the trust indenture dated as of June 15, 1970, as amended and supplemented from time to time, between the Corporation and Computershare Trust Company of Canada, as trustee, relating to the issue of unsecured debentures.

        "Designated Subsidiary" means: (a) any subsidiary (i) which is engaged in or proposes to engage in the business of producing, gathering, processing, storing, manufacturing, compressing, liquefying, selling, transporting, transmitting, distributing or supplying natural, manufactured or mixed gas or extracts therefrom, in gaseous, liquefied or other form, for light, heat, cold, fuel or other purposes, or in the business of acquiring, owning, exploring, developing, dealing in, selling or otherwise disposing of oil or gas, or any products thereof, or oil or gas properties and interests therein, and (ii) which shall have been designated by the Board of Directors of the Corporation as a "restricted subsidiary" under a Deed of Trust and Mortgage dated as of January 1, 1957, as amended and supplemented from time to time, on or prior to the date such subsidiary became a subsidiary or, in the case of a corporation which was a subsidiary at March 1, 1964, on or prior to the first date thereafter on which the Corporation shall make an additional Investment (as defined in such Indenture) in such subsidiary; or (b) any subsidiary that (i) is chiefly engaged in or proposed to chiefly engage in the business of producing, gathering, processing, storing, manufacturing, compressing, liquefying, selling, transporting, transmitting, distributing or supplying natural, manufactured or mixed gas or extracts therefrom, in gaseous, liquefied or other form, for light, heat, cold, fuel or other purposes, or in the business of acquiring, owning, exploring, developing, dealing in, selling or otherwise disposing of oil or gas, or any products thereof, or oil and gas properties and interests therein or (ii) is a Financial Intermediary (as defined below) and, in the case of both (b)(i) and (ii), does not at the time of designation have outstanding any Funded Obligations (other than those held by the Corporation or its Designated Subsidiaries) which were issued after the date such Designated Subsidiary became a subsidiary and of which there is owned by the Corporation and/or its Designated Subsidiaries Voting Shares which, in the aggregate, entitle the holders thereof to elect at least a majority of the directors of such first mentioned corporation; or (c) TCPL Finance N.V.; or (d) TransCan Investments Limited; and (e) each subsidiary of the Corporation which is classified as a "Designated Subsidiary" under the Canadian Trust Indenture and, in the case of clauses (a), (b), (c) and (d), which shall have been designated from time to time by resolution of the Board of Directors of the Corporation as a Designated Subsidiary, provided that any designation pursuant to clauses (a), (b), (c) and (d) or classification as a Designated Subsidiary pursuant to clause (e) may be revoked from time to time by further resolution of the Board of Directors of the Corporation if certain specified conditions are met.

        "Financial Intermediary" means a subsidiary which is chiefly engaged in or proposes chiefly to engage in the business of or whose principal activity or undertaking is or will be: (a) the holding, directly or indirectly, of any securities of any corporation or entity in which the Corporation also has an ownership interest of any kind or (b) the entering into and maintaining of relations or arrangements, whether contractual or otherwise, with any such corporation or entity for the purpose of facilitating financial transactions with such corporation or entity.

        "Funded Obligations" means all Indebtedness of the obligor or Indebtedness of others upon which the obligor customarily pays interest charges, other than (a) Indebtedness which is payable on demand and (b) Indebtedness which matures by its terms, or which the obligor has the right at its option to renew or extend to a date, 24 months or less after the date of its incurrence by the obligor or the date on which the obligor commenced to pay interest charges thereon.

        "Indebtedness", as to any corporation, means and includes, without duplication: (a) all items of indebtedness or liability which in accordance with Canadian GAAP would be considered to be direct indebtedness or liabilities of such person as at the date as of which indebtedness is to be determined; (b) the full amount of all liabilities of others for the repayment, either in money or in property, of borrowed money, guaranteed or endorsed (otherwise than for purposes of collection) by such person, or which such person is obligated, contingently or otherwise, to purchase, or on which such person is otherwise contingently liable; and (c) liabilities secured by purchase money mortgages on property owned by such person or by mortgages or liens existing on such property at the time of acquisition thereof by such person or by conditional sales or other title retention agreements with respect to any such property, whether or not such liabilities shall have been assumed by such person.

        "Purchase Money Obligation" means any Indebtedness created or assumed as part of the purchase price of real or tangible personal property, whether or not secured, and any extensions, renewals or refundings of any such Indebtedness, provided that the principal amount of such Indebtedness outstanding on the date of such extension, renewal or refunding is not increased, and provided further that any security given in respect of such Indebtedness shall not extend to any property other than the property acquired in connection with which such Indebtedness was created or assumed and fixed improvements, if any, erected or constructed thereon.

        "Voting Shares" means shares of capital stock of any class of a corporation having under all circumstances the right to vote for the election of the directors of such corporation, provided that, for the purpose of this definition, shares which only carry the right to vote conditionally on the happening of an event shall not be considered Voting Shares whether or not such event shall have happened.

Events of Default

        An Event of Default is defined under each Indenture with respect to debt securities of any series issued under such Indenture as being:

  (1)
  a default in payment of any principal of, and premium, if any, on the debt securities of such series, either at maturity (or upon any redemption), by declaration or otherwise;

  (2)
  a default for 30 days in payment of any interest on any debt securities of such series;

  (3)
  a default for 60 days after written notice in the observance or performance of any other covenant or agreement in the debt securities of such series or such Indenture other than a covenant included in such Indenture solely for the benefit of a series of debt securities other than such series;

  (4)
  certain events of bankruptcy, insolvency or reorganization;

  (5)
  failure by the Corporation to make any payment at maturity, including any applicable grace period, in respect of any issue of Indebtedness in an aggregate amount in excess of U.S.$50,000,000 and continuance of such failure for a period of 30 days after written notice thereof to the Corporation by the Trustee, or to the Corporation and the Trustee by the holders of not less than 25% in principal amount of the outstanding debt securities (treated as one class) issued under such Indenture;

  (6)
  a default with respect to any Indebtedness, which default results in the acceleration of any issue of Indebtedness in an aggregate amount in excess of U.S.$50,000,000 without such Indebtedness having been discharged or such acceleration having been cured, waived, rescinded or annulled for a period of 30 days after written notice thereof to the Corporation by the Trustee, or to the Corporation and the Trustee by the holders of not less than 25% in principal amount of the outstanding debt securities (treated as one class) issued under such Indenture; or

  (7)
  any event of default provided with respect to that series; provided that if any such failure, default or acceleration referred to in clause (5) or (6) above shall cease or be cured, waived, rescinded or annulled, then the Event of Default by reason thereof shall be deemed likewise to have been thereupon cured. (Section 5.1)

        Each Indenture provides that: (a) if an Event of Default due to the default in payment of principal of, premium, if any, or interest on any series of debt securities issued under such Indenture or due to the default in the performance or breach of any other covenant or warranty of the Corporation applicable to the debt securities of such series but not applicable to all outstanding debt securities issued under such Indenture shall have occurred and be continuing, either the Trustee or the holders of not less than 25% in principal amount of the debt securities of each affected series (treated as one class) issued under such Indenture and then outstanding may then declare the principal of all debt securities of each such affected series and interest accrued thereon to be due and payable immediately; and (b) if an Event of Default due to a default in the performance of any other of the covenants or agreements in such Indenture applicable to all outstanding debt securities issued thereunder and then outstanding, due to the failure to make any payment at maturity on certain other Indebtedness, due to a default on certain other Indebtedness which has caused an acceleration of such Indebtedness or due to certain events of bankruptcy, insolvency and reorganization of the Corporation shall have occurred and be continuing, unless the principal of all the debt securities has already become due and payable, either the Trustee or the holders of not less than 25% in principal amount of all debt securities issued under such Indenture and then outstanding (treated as one class) may declare the principal of, and premium, if any, on all such debt securities and interest accrued thereon to be due and payable immediately, but upon certain conditions such declarations may be annulled and past defaults may be waived (except a continuing default in payment of principal of (or premium, if any) or interest on such debt securities) by the holders of a majority in principal amount of the debt securities of all such affected series then outstanding. (Section 5.1)

        Each Indenture contains a provision entitling the Trustee, subject to the duty of the Trustee during a default to act with the required standard of care, to be indemnified by the holders of debt securities (treated as one class) issued under such Indenture before proceeding to exercise any right or power under such Indenture at the request of such holders. (Section 6.1) Subject to such provisions in each Indenture for the indemnification of the Trustee and certain other limitations, the holders of a majority in principal amount of the outstanding debt securities (treated as one class) issued under such Indenture may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee. (Section 5.8)

        Under the United States Trust Indenture Act of 1939, the Trustee is required to give to the holders of debt securities, within 90 days after the occurrence of a default, notice of all defaults known to the Trustee. Except in the case of a default in the payment of principal of (or premium, if any) or interest on any debt securities, the Trustee shall be protected in the withholding of such notice if it determines in good faith that the withholding of such notice is in the interest of the holders of the debt securities.

        Each Indenture provides that no holder of debt securities issued under such Indenture may institute any action against the Corporation under such Indenture (except actions for payment of overdue principal and premium, if any, or interest) unless such holder previously shall have given to the Trustee written notice of default and continuance thereof and unless the holders of not less than 25% in principal amount of the debt securities of each affected series (treated as one class) issued under such Indenture and then outstanding shall have requested the Trustee to institute such action and shall have offered the Trustee reasonable indemnity, the Trustee shall not have instituted such action within 60 days of such request and the Trustee shall not have received direction inconsistent with such written request by the holders of a majority in principal amount of the debt securities of each affected series (treated as one class) issued under such Indenture and then outstanding. (Sections 5.6 and 5.8)

        Notwithstanding the foregoing, the right of any holder of a debt security to receive payment of the principal of, premium, if any, and interest on such debt security on or after the respective due dates thereof and to institute suit for the enforcement of such payment on or after such respective dates shall not be impaired or affected without the consent of such holder. (Section 5.12)

        Each Indenture contains a covenant that the Corporation will file annually with the Trustee a certificate with respect to the Corporation's compliance with all covenants and conditions under such Indenture. (Section 3.5)

Discharge, Defeasance and Covenant Defeasance

        The Corporation can discharge or defease its obligations under each Indenture as set forth below. (Section 10.1)

        The Corporation may discharge certain obligations to holders of any series of debt securities issued under such Indenture (a) if the Corporation pays the principal of and interest on all the outstanding debt securities of any series as and when the same shall have become due and payable, or (b) if the Corporation delivers to the Trustee for cancellation all debt securities of any series theretofore authenticated, or (c) in the case of any series of debt securities where the exact amount of principal of and interest due on which can be determined at the time of making the deposit referred to in clause (ii) below, if (i) all the debt securities of such series not theretofore delivered to the Trustee for cancellation have become due and payable, or are by their terms to become due and payable within one year or are to be called for redemption within one year under arrangements reasonably satisfactory to the Trustee, and (ii) the Corporation irrevocably deposits with the Trustee as trust funds cash (in such Currency in which such debt securities are payable at their stated maturity) (other than moneys repaid by the Trustee or any paying agent to the Corporation), or Government Obligations (as defined in such Indenture) applicable to such debt securities (determined on the basis of the Currency in which such debt securities are then specified as payable at their stated maturity), maturing as to principal and interest at such times and in such amounts as will insure the availability of cash, or a combination thereof in an amount certified by a nationally recognized firm of independent public or chartered accountants to be sufficient to pay at maturity (or upon redemption or pursuant to mandatory sinking fund payments) the principal of, premium, if any, and interest on all outstanding debt securities of such series; and if, in any such case, the Corporation pays all other sums payable under the Indenture by the Corporation.

        The Corporation may also discharge any and all of its obligations to holders of any series of debt securities issued under an Indenture at any time ("defeasance") upon compliance with conditions discussed below if the exact amounts of principal and interest due on such debt securities can be determined, with the exception of its duty to register the transfer or exchange of such series of debt securities, to replace any mutilated, destroyed, lost or stolen series of debt securities or to maintain an office or agency in respect of such series of debt securities. Under terms reasonably satisfactory to the relevant Trustee, the Corporation may instead be released with respect to any outstanding series of debt securities issued under the relevant Indenture from the obligations imposed by Sections 3.6 and 9.1, in the case of the Debt Indenture, and Section 9.1, in the case of the Subordinated Debt Indenture (which Sections contain the covenants described above under "Certain Covenants of the Corporation"), and omit to comply with such Sections without creating an Event of Default ("covenant defeasance"). Defeasance or covenant defeasance may be effected only if, among other things:

  (1)
  the Corporation irrevocably deposits with the Trustee, as trust funds specifically pledged as security for, and dedicated solely to, the benefit of the holders of such debt securities, cash (in such Currency, in which such debt securities are specified as payable at their stated maturity) or Government Obligations applicable to such debt securities (determined on the basis of the Currency in which such debt securities are then specified as payable at their stated maturity), maturing as to principal and interest at such times and in such amounts as will insure the availability of cash, or a combination thereof in an amount certified by a nationally recognized firm of independent public or chartered accountants to be sufficient to pay at maturity (or upon redemption or pursuant to mandatory sinking fund payments) the principal of, premium, if any, and interest on all outstanding debt securities of such series issued under such Indenture;

  (2)
  such deposit will not result in breach or violation of, or constitute a default under, any agreement or instrument to which the Corporation is a party or by which it is bound;

  (3)
  the Corporation delivers to the relevant Trustee an opinion of counsel to the effect that the holders of such series of debt securities will not recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance or covenant defeasance and that defeasance or covenant defeasance will not otherwise alter such holders' United States federal income tax treatment of principal, premium, if any, and interest payments on such series of debt securities (in the case of a defeasance, such opinion must be based on a ruling of the Internal Revenue Service or a change in the United States federal income tax law occurring after the date of such Indenture, since such a result would not occur under current tax law);

  (4)
  the Corporation delivers to the relevant Trustee an opinion of Canadian counsel to the effect that such deposit and related defeasance or covenant defeasance, as the case may be, will not cause the holders of such series of debt securities, other than holders of such series of debt securities who are or who are deemed to be residents of Canada or use or hold or are deemed to use or hold their debt securities of such series in carrying on a business in Canada, to recognize income, gain or loss for Canadian income tax purposes, and to the effect that payments out of the trust fund described above will be free and exempt from any and all withholding and other income taxes of whatever nature of Canada or any province thereof or political subdivision thereof or therein having power to tax, except in the case of debt securities of such series beneficially owned (a) by a person who is or is deemed to be a resident of Canada or (b) by a person who uses or holds or is deemed to use or hold such series of debt securities in carrying on a business in Canada; and

  (5)
  in the case of the Subordinated Debt Indenture (a) no event or condition shall exist that, pursuant to certain provisions described under "Subordinated Debt" above, would prevent the Corporation from making payments of principal of, and premium, if any, and interest on the Subordinated Debt Securities at the date of the irrevocable deposit referred to above and (b) the Corporation delivers to the Trustee for the Subordinated Debt Indenture an opinion of counsel to the effect that (i) the trust funds will not be subject to any rights of holders of Senior Indebtedness and (ii) the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; provided however, that such opinion may contain an exception to the effect that if a court were to rule under any such law in any case or proceeding that the trust funds remained property of the Corporation, then the Trustee and the holders of the Subordinated Debt Securities would be entitled to certain rights as secured creditors in such trust funds.

Modification and Waiver

        Each Indenture provides that the Corporation and the Trustee may enter into supplemental indentures without the consent of the holders of debt securities to: (a) secure any debt securities; (b) evidence the succession of another corporation to the Corporation, or successive successions, and the assumption by the successor corporation of the obligations of the Corporation; (c) add covenants for the benefit of the holders of debt securities; (d) cure any ambiguity or correct any inconsistency in such Indenture; (e) establish the form or terms of debt securities of any series; (f) evidence the acceptance of appointment by a successor trustee under the Indenture with respect to one or more series of debt securities and provide for or facilitate the administration of one or more trusts under the

Indenture by one or more trustees; and (g) provide for or facilitate the issuance of debt securities in bearer form or provide for uncertificated securities. (Section 8.1).

        Each Indenture also contains provisions permitting the Corporation and the Trustee, with the consent of the holders of not less than a majority in principal amount of debt securities of each series issued under such Indenture then outstanding and affected, to add any provisions to, or change in any manner or eliminate any of the provisions of, such Indenture or modify in any manner the rights of the holders of the debt securities of each series so affected; provided that the Corporation and the Trustee may not, without the consent of the holder of each outstanding debt security affected thereby, (a) extend the stated maturity of the principal of any debt security, or reduce the principal amount thereof or reduce the rate or extend the time of payment of interest thereon, or reduce any amount payable on redemption thereof, or change the place at which or currency in which principal and interest payments are to be made, or reduce the amount of any original issue discount security payable upon acceleration or provable in bankruptcy or impair the right to institute suit for the enforcement of any payment on any debt security when due or (b) reduce the aforesaid percentage in principal amount of debt securities of any series issued under such Indenture, the consent of the holders of which is required for any such modification. (Section 8.2).

        The holders of a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all debt securities of that series waive, insofar as that series is concerned, compliance by the Corporation with certain restrictive provisions of the Indentures. The holders of a majority in principal amount of outstanding debt securities of any series may waive any past default under the Indentures with respect to that series, except in respect of a provision which under the Indentures cannot be modified or amended without the consent of the holder of each outstanding debt security of that series (including a default in the payment of the principal of (or premium, if any) and interest, if any, on any debt security of that series). (Section 5.9).

        The Subordinated Debt Indenture may not be amended to alter the subordination of any outstanding Subordinated Debt Securities without the consent of each holder of Senior Indebtedness then outstanding that would be adversely affected thereby. (Subordinated Debt Indenture, Section 8.6).

Consent to Jurisdiction and Service

        Each Indenture provides that the Corporation agrees that any legal suit, action or proceeding brought by the applicable Trustee or any holder of debt securities issued under such Indenture in connection with such debt securities or such Indenture may be instituted in any State or Federal court in The City of New York and the Corporation has appointed CT Corporation System at 111 Eighth Avenue, 13th Floor., New York, NY 10011 as its authorized agent for service of process in any such suit, action or proceeding. (Section 11.12).

Concerning a Trustee

        The Bank of Nova Scotia, the parent of The Bank of Nova Scotia Trust Company of New York, is one of a number of financial institutions with which the Corporation and its subsidiaries maintain ordinary banking relationships and with which the Corporation and its subsidiaries maintain credit facilities.

Governing Law

        The Indentures and the debt securities will be governed by and construed in accordance with the laws of the State of New York.

 ENFORCEABILITY OF CIVIL LIABILITIES

        The Corporation is a corporation incorporated under and governed by the Canada Business Corporations Act. Some of the directors and officers of the Corporation, and some of the experts named in this prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a substantial portion of the Corporation's assets, are located outside the United States. The Corporation has appointed an agent for service of process in the United States, but it may be difficult for investors to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for investors to realize in the United States upon judgments of courts of the United States predicated upon the Corporation's civil liability and the civil liability of the directors and officers of the Corporation and experts under the United States federal securities laws.

        The Corporation has been advised by its Canadian counsel, Stikeman Elliott LLP, that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. The Corporation has also been advised by Stikeman Elliott LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

        The Corporation filed with the SEC, concurrently with its registration statement on Form F-9, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Corporation appointed TransCanada PipeLine USA Ltd. as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Corporation in a United States court arising out of or related to or concerning an offering of securities under this prospectus.

CERTAIN INCOME TAX CONSIDERATIONS

        The applicable Prospectus Supplement will describe certain material Canadian federal income tax consequences to an investor who is a non-resident of Canada acquiring any debt securities offered thereunder, including whether payments of principal, premium, if any, and interest on debt securities will be subject to Canadian non-resident withholding tax.

        The applicable Prospectus Supplement will also describe certain United States federal income tax consequences of the purchase, ownership and disposition of any debt securities offered thereunder by an investor who is a United States person (within the meaning of the United States Internal Revenue Code), including, to the extent applicable, any such consequences relating to debt securities payable in a currency other than the United States dollar, issued at an original issue discount for United States federal income tax purposes or containing early redemption provisions or other special items.

PLAN OF DISTRIBUTION

        The Corporation may offer and sell the debt securities to or through underwriters or dealers purchasing as principals, and also may sell the debt securities to one or more purchasers directly or through agents. The distribution of the debt securities may be effected from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, the debt securities may be offered at market prices prevailing at the time of sale or at prices related to such prevailing market prices or at prices to be negotiated with purchasers, in which case the compensation payable to any underwriter, dealer or agent in connection with any such sale will be the amount, if any, by which the aggregate price paid for the debt securities by the purchasers exceeds the gross proceeds paid by the underwriter, dealer or agent to the Corporation and the price at which the debt securities will be offered and sold may vary as between purchasers during the distribution period.

        The Prospectus Supplement relating to each offering of debt securities will identify each underwriter, dealer or agent, as the case may be, and will also set forth the terms of the offering, including the type of security being offered, the public offering price (or the manner of determination thereof if offered on a non-fixed price basis), the proceeds to the Corporation and any underwriting fees or commissions, any fees or commissions to be paid to any agents and any fees, commissions or concessions allowed or reallowed or paid by any underwriters to other dealers. Only underwriters, dealers or agents so named in the Prospectus Supplement are deemed to be underwriters, dealers or agents, as the case may be, in connection with the debt securities offered thereby.

        The Prospectus Supplement will also set forth the intention of any underwriters, agents or dealers to engage in stabilizing, to syndicate short covering transactions or penalty bids, or to undertake any other transactions during the offering that may stabilize, maintain, or otherwise affect the debt securities' price.

        Under agreements which may be entered into by the Corporation, underwriters, dealers and agents who participate in the distribution of the debt securities may be entitled to indemnification by the Corporation against certain liabilities, including liabilities under the Securities Act or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof.

        The debt securities may be offered and sold by the Corporation directly or through agents designated by the Corporation from time to time. Any agent participating in the distribution of the debt securities may be deemed to be an "underwriter", as that term is defined in the Securities Act, of the debt securities so offered and sold. The debt securities also may be sold to dealers at the applicable price to the public set forth in the applicable Prospectus Supplement for resale to purchasers. Such dealers may be deemed to be "underwriters" within the meaning of the Securities Act.

        The debt securities will not be qualified for sale under the securities laws of Canada or any province or territory of Canada. Each underwriter, dealer or agent participating in a distribution of the debt securities must agree that it will not offer or sell, directly or indirectly, any of the debt securities acquired by it in connection with a distribution in Canada or to residents of Canada in contravention of the securities laws of Canada or any applicable province or territory thereof.

        Unless otherwise specified in the applicable Prospectus Supplement, each series or issue of the debt securities will be a new issue of securities with no established trading market and will not be listed on any securities or stock exchange. In connection with any offering of the debt securities, the underwriters or agents may, subject to the foregoing, over-allot or effect transactions which stabilize or maintain the market price of the debt securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. Any underwriters or agents to or through whom the debt securities are sold by the Corporation for public offering and sale may make a market in the debt securities, but such underwriters or agents will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that a trading market in any of the debt securities will develop or as to the liquidity of any trading market for such debt securities.

        If so indicated in the Prospectus Supplement relating to a particular offering of debt securities, the Corporation will authorize underwriters, dealers or agents to solicit offers by certain institutions to purchase such debt securities from the Corporation pursuant to delayed delivery contracts providing for payment and delivery at a future date. Such contracts will be subject only to those conditions set forth in the Prospectus Supplement, and the Prospectus Supplement will set forth the commission payable for solicitations of such contracts.

 RISK FACTORS

        Investment in debt securities is subject to various risks including those risk inherent in the pipeline, energy and gas storage industries. Prospective purchasers should consider carefully the risk factors contained in and incorporated by reference in this prospectus (including in subsequently filed documents incorporated by reference) and those described in a Prospectus Supplement relating to a specific offering of debt securities.

        Discussions of certain risk factors affecting the Corporation in connection with its business are provided in the Corporation's annual disclosure documents filed with the various securities regulatory authorities, which are incorporated by reference in this prospectus.

LEGAL MATTERS

        Certain matters will be passed upon for the Corporation by Stikeman Elliott LLP, as to matters of Canadian law, and by Mayer Brown LLP as to matters of U.S. law. As to matters of Canadian law, Mayer Brown LLP will rely upon the opinion of Stikeman Elliott LLP. In addition, certain legal matters in connection with an offering will be passed upon for the underwriters or agents, if any, by Shearman & Sterling LLP.

EXPERTS

        The audited comparative consolidated financial statements of the Corporation and subsidiaries as at December 31, 2008 and 2007 and for each of the years in the three year period ended December 31, 2008, the notes thereto, the audited related supplemental note entitled "Refiled Reconciliation to United States GAAP" as at December 31, 2008 and 2007 and for each of the years in the three year period ended December 31, 2008, and management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2008 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, Chartered Accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

INTEREST OF EXPERTS

        The partners and associates of Stikeman Elliott LLP and Mayer Brown LLP as a group beneficially own, directly or indirectly, less than 1% of any class of securities of the Corporation or of TransCanada Corporation, the Corporation's parent holding company.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        The following documents have been or will be filed with the SEC as part of the registration statement of which this prospectus forms a part: the documents referred to under "Documents Incorporated by Reference"; consents of KPMG LLP; consent of Stikeman Elliott LLP; consent of Mayer Brown LLP; powers of attorney from directors and officers of the Corporation; the Debt Indenture; the Subordinated Debt Indenture; Statement of Eligibility of the Trustee on Form T-1 under the Debt Indenture; and Statement of Eligibility of the Trustee on Form T-1 under the Subordinated Debt Indenture.

TransCanada PipeLines Limited

         % Senior Notes Due 2020

PRELIMINARY PROSPECTUS SUPPLEMENT

September     , 2010

Joint Book-Running Managers

Citi	J.P. Morgan

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  Filed pursuant to General Instruction II.K. of Form F-9 File No. 333-163641
IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS
EXCHANGE RATE DATA
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
WHERE YOU CAN FIND MORE INFORMATION
DOCUMENTS INCORPORATED BY REFERENCE
RISK FACTORS
TRANSCANADA PIPELINES LIMITED
SELECTED CONSOLIDATED FINANCIAL DATA
USE OF PROCEEDS
EARNINGS COVERAGE
DESCRIPTION OF THE NOTES
CERTAIN INCOME TAX CONSIDERATIONS
UNDERWRITING
LEGAL MATTERS
EXPERTS
INTEREST OF EXPERTS
AUDITORS' CONSENT
TABLE OF CONTENTS
DOCUMENTS INCORPORATED BY REFERENCE
ABOUT THIS PROSPECTUS
WHERE YOU CAN FIND MORE INFORMATION
SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION
THE CORPORATION
CONSOLIDATED CAPITALIZATION
USE OF PROCEEDS
EARNINGS COVERAGE
DESCRIPTION OF DEBT SECURITIES
ENFORCEABILITY OF CIVIL LIABILITIES
CERTAIN INCOME TAX CONSIDERATIONS
PLAN OF DISTRIBUTION
RISK FACTORS
LEGAL MATTERS
EXPERTS
INTEREST OF EXPERTS
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT